 **Inland Real Estate Corporation**

Supplemental Financial Information

For the three and six months ended
June 30, 2012

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

TABLE OF CONTENTS

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that do not reflect historical facts and instead reflect our management's intentions, beliefs, expectations, plans or predictions of the future. Forward-looking statements can often be identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." Examples of forward-looking statements include, but are not limited to, statements that describe or contain information related to matters such as management's intent, belief or expectation with respect to our financial performance, investment strategy or our portfolio, our ability to address debt maturities, our cash flows, our growth prospects, the value of our assets, our joint venture commitments and the amount and timing of anticipated future cash distributions. Forward-looking statements reflect the intent, belief or expectations of our management based on their knowledge and understanding of the business and industry and their assumptions, beliefs and expectations with respect to the market for commercial real estate, the U.S. economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under Item 1A"Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission (the "SEC") on February 27, 2012 as they may be revised or supplemented by us in subsequent Reports on Form 10-Q and other filings with the SEC. Among such risks, uncertainties and other factors are market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and factors that could affect our ability to qualify as a real estate investment trust. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.



Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

News Release

Inland Real Estate Corporation (Investors/Analysts):
Dawn Benchelt, Investor Relations Director
(630) 218-7364
benchelt@inlandrealestate.com

Inland Communications, Inc. (Media):
Joel Cunningham, Media Relations
(630) 218-8000 x4897
cunningham@inlandgroup.com

Inland Real Estate Corporation
Reports Second Quarter 2012 Results

OAK BROOK, IL (August 2, 2012) – Inland Real Estate Corporation (NYSE: IRC) today announced financial and operational results for the three and six months ended June 30, 2012.

Key Points

- Funds From Operations (FFO) per common share was $0.27 for the second quarter of 2012 compared to $0.06 for the second quarter of 2011; FFO adjusted for non-cash items per common share was $0.22 for the quarter, compared to FFO adjusted per share of $0.20 for the prior year quarter.

- Consolidated same store net operating income (NOI) rose for the sixth consecutive quarter, increasing 4.2 percent for the three months ended June 30, 2012 over the second quarter of 2011; consolidated same store NOI increased 4.7 percent for the six months ended June 30, 2012 over the same period last year.

- Same store financial occupancy was 90.1 percent for the total portfolio and 88.4 percent for the consolidated portfolio, representing increases of 150 basis points and 120 basis points, respectively, over occupancy rates one year ago.

- Company increased average base rent for new and renewal leases signed in the total portfolio by 5.2 percent and 8.2 percent, respectively, over expiring average rents for the quarter.

- Company executed 112 leases within the total portfolio for 378,083 square feet for the quarter, representing an increase in leases signed of approximately 30 percent over the second quarter of 2011. A total of 105 leases were signed with non-anchor tenants, representing an increase of 34 percent in lease executions with non-anchors over the trailing four quarter average, and comprising over 74 percent of total square feet leased for the quarter.

- Joint venture agreement with New York State Teachers' Retirement System (NYSTRS) extended to June 2022.

Financial Results for the Quarter

For the quarter ended June 30, 2012, FFO attributable to common stockholders was $24.3 million, compared to $5.7 million for the second quarter of 2011. On a per share basis, FFO was $0.27 (basic and diluted) for the quarter, compared to $0.06 for the second quarter of 2011. The increase in FFO primarily was due to higher consolidated same store NOI and lower interest expense, as well as the fact that the second quarter of 2011 included non-cash asset impairment charges on non-operating property.

FFO adjusted for non-cash items was $19.6 million for the quarter, compared to FFO adjusted for asset impairment charges and other non-cash items of $17.5 million for the prior year quarter. On a per share basis, FFO adjusted was $0.22 (basic and diluted) for the quarter, compared to $0.20 for the second quarter of 2011. The increase in FFO adjusted primarily was due to the same factors affecting FFO. The increase in FFO adjusted was partially reduced by the adjustment of the income tax benefit related to the North Aurora Towne Center transaction discussed below.

For the quarter, the Company recorded a gain on the change in control of investment properties in the amount of $1.0 million. During the quarter, a gain on extinguishment of the debt previously secured by the North Aurora Towne Center, which was an unconsolidated development joint venture, in the amount of $20.5 million was realized. The loan on the North Aurora Towne Center development matured in 2011, and the Company, on behalf of the joint venture, negotiated with the lender a discounted payoff of the note, in the amount of $10.0 million. In addition, in conjunction with the payoff, the Company dissolved the joint venture. Dissolution of the joint venture resulted in the Company presenting the property on a consolidated basis. In doing so, the Company was also required to record a loss of $19.5 million to reflect the reduction of the fair value of the property and the assumption of the remaining indebtedness.

Net income attributable to common stockholders for the second quarter of 2012 was $4.9 million, compared to a net loss of $10.3 million for the second quarter of 2011. On a per common share basis, net income attributable to common stockholders was $0.06 (basic and diluted), compared to a net loss of $0.12 for the prior year quarter. Net income for the quarter rose primarily due to the same items that impacted FFO.

"A key objective has been to improve portfolio operations," said Mark Zalatoris, Inland Real Estate Corporation's president and chief executive officer. "Toward that end we have carried out intensive property repositioning and maximized leasing opportunities. The healthy performance reported this period reflects these efforts and includes a 4.2 percent gain in same store NOI for the consolidated portfolio and FFO adjusted performance of $0.22 per share for the quarter."

Added Zalatoris, "New tenants starting to pay rent contributed to a substantial increase in same store financial occupancy this quarter as well. Over 74 percent of the square feet leased this quarter was to non-anchor tenants, including both local and national retailers. We believe this is compelling as it demonstrates not only our local market leasing expertise but the attraction of our shopping center locations within resilient Midwest markets."

Financial Results for the Six Months Ended June 30, 2012
For the six months ended June 30, 2012, FFO attributable to common stockholders was $42.0 million, compared to $21.2 million for the same period in 2011. On a per share basis, FFO for the six-month period was $0.47 (basic and diluted), compared to $0.24 for the six months ended June 30, 2011. FFO increased primarily due to higher consolidated same store NOI and lower interest expense, as well as the impact in 2011 of asset impairment charges on non-operating properties.

FFO, adjusted for non-cash items was $37.4 million for the six months ended June 30, 2012, compared to FFO adjusted for asset impairment charges and other non-cash items of $33.4 million for the prior year period. On a per share basis, FFO adjusted was $0.42 (basic and diluted), compared to $0.38 for the same period of 2011. FFO adjusted increased primarily due to the same factors affecting FFO.

Net income attributable to common stockholders for the six months ended June 30, 2012, was $2.2 million, compared to a net loss of $11.7 million for the same period in 2011. On a per share basis, net income attributable to common stockholders was $0.02 (basic and diluted), compared to a net loss of $0.13 for the six months ended June 2011. Net income for the six-month period increased primarily due to the same items that impacted FFO.

Net income attributable to common stockholders for the three and six-months ended June 30, 2012, also was impacted by dividends declared during the periods on the outstanding shares of the 8.125% Series A Cumulative Redeemable Preferred Stock (Preferred Stock) that were issued by the Company in October of 2011 and March of 2012.

Reconciliations of FFO and FFO adjusted to net income (loss) attributable to common stockholders, calculated in accordance with U.S. GAAP, as well as FFO and FFO adjusted per share to net income (loss) attributable to common stockholders per share, are provided at the end of this news release.

Portfolio Performance
The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three and six-month periods during each year. A total of 97 of the Company's investment properties within the consolidated portfolio satisfied this criterion during these periods and are referred to as "same store" properties. Same store NOI is a supplemental non-GAAP measure used to monitor the performance of the Company's investment properties.

A reconciliation of consolidated same store NOI to net income (loss) attributable to common stockholders, calculated in accordance with U.S. GAAP, is provided at the end of this news release.

Consolidated same store NOI was $23.5 million for the quarter and $46.0 million for the six months ended June 30, 2012, representing increases of 4.2 percent and 4.7 percent, respectively over the prior year periods. The gains were due to increased rental income from new leases and higher lease termination income related to re-tenanting initiatives.

As of June 30, 2012, same store financial occupancy for the consolidated portfolio was 88.4 percent, representing an increase of 120 basis points over June 30, 2011.

Leasing
For the quarter ended June 30, 2012, the Company executed 112 leases within the total portfolio aggregating 378,083 square feet of gross leasable area (GLA). Leasing activity for this period included 65 renewal leases comprising 209,720 square feet of GLA with an average rental rate of $17.26 per square foot, which represents an increase of 8.2 percent over the average expiring rent. Twenty-three new leases and 24 non-comparable leases aggregating 168,363 square feet of GLA were signed during the quarter. New leases executed had an average rental rate of $15.29 per square foot, an increase of 5.2 percent over the expiring rent. The non-comparable leases signed have an average rental rate of $15.26 per square foot. Non-comparable leases represent leases signed for expansion square footage or for space in which there was no former tenant in place for one year or more. On a blended basis, the 88 new and renewal leases signed during the quarter had an average rental rate of $16.60 per square foot, representing an increase of 7.3 percent over the average expiring rent. The calculations of former and new average base rents are adjusted for rent abatements on the included leases.

Leased occupancy for the total portfolio was 92.9 percent as of June 30, 2012, compared to 94.7 percent as of June 30, 2011. The decrease in total portfolio leased occupancy primarily was due to lease expirations or terminations of certain big-box spaces currently being repositioned, or under contract or being marketed for sale.

Financial occupancy for the total portfolio was 90.4 percent as of June 30, 2012, compared to 89.8 percent as of June 30, 2011. The increase in total portfolio financial occupancy over the prior year quarter was due to new tenants exiting abatement periods and beginning to pay rent. Financial occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of the lease agreement, regardless of the actual use or occupation by that tenant of the area being leased, and excludes tenants in abatement periods.

EBITDA, Balance Sheet, Liquidity and Market Value
The Company reported earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted for asset impairments and non-cash items, of $34.3 million for the quarter, compared to $31.2 million for the second quarter of 2011. For the six months ended June 30, 2012, adjusted EBITDA was $64.6 million, compared to $60.3 million for the prior year period. Definitions and reconciliations of EBITDA and adjusted EBITDA to net income (loss) are provided at the end of this news release.

EBITDA coverage of interest expense, adjusted, was 2.8 times for the quarter ended June 30, 2012, compared to 2.4 times for the second quarter of 2011. The Company has provided EBITDA and related non-GAAP coverage ratios because it believes EBITDA and the related ratios provide useful supplemental measures in evaluating the Company's operating performance in that expenses that may not be indicative of operating performance are excluded.

As of June 30, 2012, the Company had an equity market capitalization (common shares) of $746.7 million, outstanding preferred stock of $110.0 million (at face value), and total debt outstanding of $1.0 billion (including the pro-rata share of debt in unconsolidated joint ventures and full face value of outstanding 5.0% convertible senior notes, due 2029) for a total market capitalization of approximately $1.9 billion and a debt-to-total market capitalization of 54.2 percent. Including the Company's outstanding convertible notes, 53.9 percent of consolidated debt bears interest at fixed rates.

As of June 30, 2012, the weighted average interest rate on the fixed rate debt was 5.3 percent and the overall weighted average interest rate, including variable rate debt, was 4.25 percent. The Company had $100 million outstanding on its $150 million unsecured line of credit facility at the end of the quarter.

On July 1, 2010, the Company entered into a loan modification agreement with the special servicer of the loan on one phase of the Algonquin Commons investment property. The original loan required monthly payments of principal and interest. The modification changed the monthly payments to interest only, for a period of two years, which expired July 1, 2012. The purpose of the modification was to reduce the cash required to service the debt and redeploy the capital to partially fund the costs of new leases entered into during the past two years. However, due to ongoing vacancies and certain co-tenancy issues, which allowed certain tenants to reduce the monthly rents paid, the property is not generating sufficient cash flow to resume paying both principal and interest payments on the outstanding debt. The total outstanding balance of the debt on both phases of the property is $90.2 million, of which $71.6 million is non-recourse and $18.6 million has been guaranteed by the Company.

In an effort to trigger discussions with the special servicer, the Company ceased paying the monthly debt service on the loans for both phases. As a result, and as expected, the lender has issued a notice of default under the loan documents. The Company is currently in discussions with the special servicer in an effort to resolve the issue. The Company is hopeful the lender will agree to modify the current terms of the loan; however, if they do not, they have several options under the loan documents, including, but not limited to, declaring all or any portion of the debt immediately due and payable, initiating foreclosure proceedings or suing the borrower under the loan documents thereby triggering the Company's obligation under its guarantee for an amount up to the maximum amount guaranteed. As of the date of this news release, the Company has not concluded its discussions with the lender and therefore, cannot estimate what the impact to the consolidated financial statements will be at the time a final agreement is reached.

Acquisitions
On April 18, 2012, the Company acquired for $8.75 million a 22,966-square-foot free-standing building located adjacent to regional power center Orland Park Place shopping center, which is owned by the IRC-NYSTRS joint venture. The multi-tenant building is 100 percent leased to Fidelity Investments, Neptune Management, Family Christian Bookstores, Elements Therapeutic, and ATI Therapy.

Dispositions
In June, the Company sold two non-core consolidated properties: the 21,337-square-foot Grand Traverse Crossings (formerly occupied by Circuit City) in Traverse City, Michigan, for $1.2 million and the 74,414-square-foot Riverplace Center in Noblesville, Indiana, for $4.5 million.

Joint Venture Activity
During the quarter, the Company and New York State Teachers Retirement System (NYSTRS) entered into an amendment to their joint venture agreement to extend the venture for a ten-year term and provide for a new termination date of June 30, 2022.

In conjunction with acquisitions completed in the first quarter, in April the Company contributed the Chicago-area Four Flaggs retail assets and sold the Woodbury Commons shopping center in Woodbury, Minnesota, to the IRC-PGGM joint venture.

On June 13, 2012, the IRC-IPCC joint venture acquired for $3.0 million a 13,905-square-foot, single-tenant asset in Milwaukee, Wisconsin, leased to Walgreens.

Total fee income from unconsolidated joint ventures was $1.0 million for the quarter, compared to $1.3 million for the prior year period. Fee income from unconsolidated joint ventures for this period was lower due to the timing of acquisition fee income from the IRC-IPCC venture; the decrease was partially offset by increased management fees from additional assets under management through the joint ventures with PGGM and IPCC.

Distributions
In May, June and July of 2012, the Company paid a monthly cash dividend to Preferred Stockholders of $0.169271 per share on the outstanding shares of its 8.125% Series A Cumulative Redeemable Preferred Stock. In addition, the Company has declared a cash dividend of $0.169271 per share on the outstanding shares of its Preferred Stock, payable on August 15, 2012, to Preferred Stockholders of record as of August 1, 2012.

In May, June and July of 2012, the Company paid monthly cash distributions to Common Stockholders of $0.0475 per common share. The Company also declared a cash distribution of $0.0475 per common share, payable on August 17, 2012, to common stockholders of record as of July 31, 2012.

Guidance
The Company reaffirms the guidance originally provided for fiscal year 2012 that FFO adjusted per common share (basic and diluted) is expected to range from $0.84 to $0.89, consolidated same store net operating income is expected to increase by 1 percent to 3 percent, and average total portfolio financial occupancy is expected to range from 90 percent to 91 percent.

Conference Call/Webcast

Management will host a conference call to discuss the Company's financial and operational results for second quarter 2012 on Thursday, August 2, 2012, at 2:00 p.m. CT (3:00 p.m. ET). Hosting the conference call will be Mark Zalatoris, President and Chief Executive Officer, Brett Brown, Chief Financial Officer, and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-877-317-6789 for callers within the United States, 1-866-605-3852 for callers dialing from Canada, or 1-412-317-6789 for other international callers. A live webcast also will be available on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay one hour after the end of the live event through 8:00 a.m. CT (9:00 a.m. ET) on August 17, 2012. Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the conference number 10016162. An online playback of the webcast will be archived for approximately one year within the investor relations section of the Company's website.

About Inland Real Estate Corporation

Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that owns and operates open-air neighborhood, community, power and lifestyle retail centers and single-tenant properties located primarily in the Midwestern United States. As of June 30, 2012, the Company owned interests in 149 investment properties, including 38 owned through its unconsolidated joint ventures, with aggregate leasable space of approximately 15 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three and six months ended June 30, 2012, is available at www.inlandrealestate.com.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that do not reflect historical facts and instead reflect our management's intentions, beliefs, expectations, plans or predictions of the future. Forward-looking statements can often be identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." Examples of forward-looking statements include, but are not limited to, statements that describe or contain information related to matters such as management's intent, belief or expectation with respect to our financial performance, investment strategy or our portfolio, our ability to address debt maturities, our cash flows, our growth prospects, the value of our assets, our joint venture commitments and the amount and timing of anticipated future cash distributions. Forward-looking statements reflect the intent, belief or expectations of our management based on their knowledge and understanding of the business and industry and their assumptions, beliefs and expectations with respect to the market for commercial real estate, the U.S. economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under Item 1A"Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission (the "SEC") on February 27, 2012 as they may be revised or supplemented by us in subsequent Reports on Form 10-Q and other filings with the SEC. Among such risks, uncertainties and other factors are market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and factors that could affect our ability to qualify as a real estate investment trust. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets
June 30, 2012 and December 31, 2011
(In thousands except per share data)

		June 30, 2012 (unaudited)	December 31, 2011
Assets:			
Investment properties:			
Land	$	329,110	314,384
Construction in progress		10,411	1,669
Building and improvements		1,001,158	950,421
		1,340,679	1,266,474
Less accumulated depreciation		321,778	323,839
Net investment properties		1,018,901	942,635
Cash and cash equivalents		12,729	7,751
Investment in securities		12,480	12,075
Accounts receivable, net		28,890	29,582
Mortgages receivable		9,511	515
Investment in and advances to unconsolidated joint ventures		117,180	101,670
Acquired lease intangibles, net		53,487	31,948
Deferred costs, net		17,482	18,760
Other assets		19,335	14,970
Total assets	$	1,289,995	1,159,906
Liabilities:			
Accounts payable and accrued expenses	$	37,082	33,165
Acquired below market lease intangibles, net		22,645	11,147
Distributions payable		4,630	4,397
Mortgages payable		449,160	391,202
Unsecured credit facilities		300,000	280,000
Convertible notes		28,095	27,863
Other liabilities		23,368	21,719
Total liabilities		864,980	769,493
Stockholders' Equity:			
Preferred stock, $0.01 par value, 12,000 Shares authorized; 4,400 and 2,000 Series A shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively		110,000	50,000
Common stock, $0.01 par value, 500,000 Shares authorized; 89,106 and 88,992 Shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively		891	890
Additional paid-in capital (net of offering costs of $70,036 and $67,753 at June 30, 2012 and December 31, 2011, respectively)		782,957	783,211
Accumulated distributions in excess of net income		(458,424)	(435,201)
Accumulated comprehensive loss		(8,995)	(7,400)
Total stockholders' equity		426,429	391,500
Noncontrolling interest		(1,414)	(1,087)
Total equity		425,015	390,413
Total liabilities and equity	$	1,289,995	1,159,906

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets (continued)
June 30, 2012 and December 31, 2011
(In thousands except per share data)

The following table presents certain assets and liabilities of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above as of June 30, 2012. There were no consolidated VIE assets and liabilities as of December 31, 2011. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs. The liabilities in the table below include third-party liabilities of consolidated VIEs only, and exclude intercompany balances that are eliminated in consolidation.

	June 30, 2012
Assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs:	
Investment properties:	
Land	$ 14,428
Building and improvements	43,364
	57,792
Less accumulated depreciation	423
Net investment properties	57,369
Accounts receivable, net	33
Acquired lease intangibles, net	10,448
Other assets	501
Total assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs	$ 68,351
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the Company:	
Accounts payable and accrued expenses	$ 135
Acquired below market lease intangibles, net	3,187
Mortgages payable	35,402
Other liabilities	665
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the Company	$ 39,389

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations
For the three and six months ended June 30, 2012 and 2011 (unaudited)
(In thousands except per share data)

		Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Revenues:					
Rental income	$	29,357	30,401	57,350	59,857
Tenant recoveries		9,109	9,647	19,273	23,381
Other property income		900	493	1,297	954
Fee income from unconsolidated joint ventures		1,030	1,338	2,067	2,500
Total revenues		40,396	41,879	79,987	86,692
Expenses:					
Property operating expenses		5,119	6,271	12,206	16,320
Real estate tax expense		7,470	7,770	14,686	16,553
Depreciation and amortization		13,827	12,771	29,066	25,014
Provision for asset impairment		479	5,223	479	5,223
General and administrative expenses		4,452	3,757	8,959	7,474
Total expenses		31,347	35,792	65,396	70,584
Operating income		9,049	6,087	14,591	16,108
Other income		942	1,055	2,464	1,761
Gain (loss) on change in control of investment properties		1,043	-	1,043	(1,400)
Gain on sale of joint venture interest		12	240	64	553
Interest expense		(9,323)	(11,042)	(18,038)	(21,946)
Income (loss) before income tax benefit of taxable REIT subsidiaries, equity in earnings (loss) of unconsolidated joint ventures and discontinued operations		1,723	(3,660)	124	(4,924)
Income tax benefit of taxable REIT subsidiaries		4,560	1,067	4,680	946
Equity in earnings (loss) of unconsolidated joint ventures		756	(7,975)	789	(8,334)
Income (loss) from continuing operations		7,039	(10,568)	5,593	(12,312)
Income (loss) from discontinued operations		28	280	(32)	689
Net income (loss)		7,067	(10,288)	5,561	(11,623)
Net (income) loss attributable to the noncontrolling interest		79	(30)	76	(66)
Net income (loss) attributable to Inland Real Estate Corporation		7,146	(10,318)	5,637	(11,689)
Dividends on preferred shares		(2,223)	-	(3,478)	-
Net income (loss) attributable to common stockholders	$	4,923	(10,318)	2,159	(11,689)
Basic and diluted earnings attributable to common shares per weighted average common share:					
Income (loss) from continuing operations	$	0.06	(0.12)	0.02	(0.14)
Income (loss) from discontinued operations		-	-	-	0.01
Net income (loss) attributable to common stockholders per weighted average common share – basic and diluted	$	0.06	(0.12)	0.02	(0.13)
Weighted average number of common shares outstanding – basic		88,962	88,656	88,934	88,259
Weighted average number of common shares outstanding – diluted		89,077	88,656	89,049	88,259
Comprehensive income:					
Net income (loss) attributable to common stockholders	$	4,923	(10,318)	2,159	(11,689)
Unrealized gain (loss) on investment securities		(139)	(178)	710	216
Reversal of unrealized gain to realized gain on investment securities		(448)	(779)	(1,038)	(1,162)
Unrealized gain on derivative instruments		(2,266)	(1,592)	(1,267)	(655)
Comprehensive income (loss)	$	2,070	(12,867)	564	(13,290)

Non-GAAP Financial Measures

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated entities in which the REIT holds an interest. NAREIT has clarified that FFO also excludes impairment write-downs of depreciable real estate or of investments in unconsolidated entities that are driven by measurable decreases in the fair value of depreciable real estate. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net loss attributable to common stockholders for these periods.

	Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Net income (loss) attributable to common stockholders	$ 4,923	(10,318)	2,159	(11,689)
Gain on sale of investment properties	-	-	-	(197)
(Gain) loss from change in control of investment properties	(1,043)	-	(1,043)	1,400
Impairment of depreciable operating property	479	-	479	-
Equity in depreciation and amortization of unconsolidated joint ventures	6,053	3,417	11,184	6,680
Amortization on in-place lease intangibles	2,252	1,926	4,235	3,378
Amortization on leasing commissions	411	381	985	718
Depreciation, net of noncontrolling interest	11,206	10,298	23,967	20,895
Funds From Operations attributable to common stockholders	24,281	5,704	41,966	21,185
Provision for asset impairment	-	5,223	-	5,223
Provision for asset impairment included in equity in earnings (loss) of unconsolidated joint ventures	-	7,824	-	7,824
Other non-cash adjustments	92	88	207	511
Provision for income taxes:				
Income tax adjustments	(4,810)	(1,368)	(4,810)	(1,368)
Funds From Operations attributable to common stockholders, adjusted	$ 19,563	17,471	37,363	33,375
Net income (loss) attributable to common stockholders per weighted average common share – basic and diluted	$ 0.06	(0.12)	0.02	(0.13)
Funds From Operations attributable to common stockholders, per weighted average common share – basic and diluted	$ 0.27	0.06	0.47	0.24
Funds From Operations attributable to common stockholders, adjusted, per weighted average common share – basic and diluted	$ 0.22	0.20	0.42	0.38
Weighted average number of common shares outstanding, basic	88,962	88,656	88,934	88,259
Weighted average number of common shares outstanding, diluted	89,077	88,746	89,049	88,349

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

We believe EBITDA is an important non-GAAP measure. We utilize EBITDA to calculate our interest expense coverage ratio, which equals EBITDA divided by total interest expense. We believe that using EBITDA, which excludes the effect of non-operating expenses and non-cash charges, all of which are based on historical cost and may be of limited significance in evaluating current performance, facilitates comparison of core operating profitability between periods and between REITs, particularly in light of the use of EBITDA by a seemingly large number of REITs in their reports on Forms 10-Q and 10-K. We believe that investors should consider EBITDA in conjunction with net income and the other required U.S. GAAP measures of our performance to improve their understanding of our operating results.

	Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Net income (loss)	$ 7,067	(10,288)	5,561	(11,623)
Net (income) loss attributable to noncontrolling interest	79	(30)	76	(66)
Gain on sale of property	-	-	-	(197)
(Gain) loss from change in control of investment property	(1,043)	-	(1,043)	1,400
Income tax benefit of taxable REIT subsidiaries	(4,560)	(1,067)	(4,680)	(946)
Interest expense	9,323	11,042	18,038	21,946
Interest expense associated with discontinued operations	-	36	-	88
Interest expense associated with unconsolidated joint ventures	2,906	2,035	5,543	4,060
Depreciation and amortization	13,827	12,771	29,066	25,014
Depreciation and amortization associated with discontinued operations	58	192	151	388
Depreciation and amortization associated with unconsolidated joint ventures	6,053	3,417	11,184	6,680
EBITDA	33,710	18,108	63,896	46,744
Provision for asset impairment	479	5,223	479	5,223
Provision for asset impairment included in equity in earnings (loss) of unconsolidated joint ventures	-	7,824	-	7,824
Other non-cash adjustments	92	88	207	511
EBITDA, adjusted	$ 34,281	31,243	64,582	60,302
Total Interest Expense	$ 12,229	13,113	23,581	26,094
EBITDA: Interest Expense Coverage Ratio	2.8 x	1.4 x	2.7 x	1.8 x
EBITDA: Interest Expense Coverage Ratio, adjusted	2.8 x	2.4 x	2.7 x	2.3 x

Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, for our consolidated portfolio, which is the net operating income of properties owned in both the three and six months ended June 30, 2012 and 2011, along with other investment properties' net operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense. We provide same store net operating income as it allows investors to compare the results of property operations for the three and six months ended June 30, 2012 and 2011. We also provide a reconciliation of these amounts to the most comparable GAAP measure, net income (loss) attributable to common stockholders.

Consolidated		Three months ended June 30, 2012	Three months ended June 30, 2011	% Change	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change
Rental income and additional income:							
"Same store" investment properties, 97 properties							
Rental income	$	25,065	24,551	2.1%	49,911	48,935	2.0%
Tenant recovery income		8,675	8,067	7.5%	17,753	19,043	-6.8%
Other property income		850	466	82.4%	1,239	900	37.7%
"Other investment properties"							
Rental income		3,982	5,288		6,858	9,862	
Tenant recovery income		434	1,580		1,520	4,338	
Other property income		50	27		58	54	
Total rental income and additional income	$	**39,056**	**39,979**		**77,339**	**83,132**	
Property operating expenses:							
"Same store" investment properties, 97 properties							
Property operating expenses	$	4,226	4,239	-0.3%	9,494	11,605	-18.2%
Real estate tax expense		6,901	6,320	9.2%	13,435	13,348	0.7%
"Other investment properties"							
Property operating expenses		400	563		1,052	2,087	
Real estate tax expense		569	1,450		1,251	3,205	
Total property operating expenses	$	**12,096**	**12,572**		**25,232**	**30,245**	
Property net operating income							
"Same store" investment properties	$	23,463	22,525	4.2%	45,974	43,925	4.7%
"Other investment properties"		3,497	4,882		6,133	8,962	
Total property net operating income	$	**26,960**	**27,407**		**52,107**	**52,887**	
Other income:							
Straight-line rents	$	254	323		513	802	
Amortization of lease intangibles		56	239		68	258	
Other income		942	1,055		2,464	1,761	
Fee income from unconsolidated joint ventures		1,030	1,338		2,067	2,500	
Gain (loss) from change in control of investment properties		1,043	-		1,043	(1,400)	
Gain on sale of joint venture interest		12	240		64	553	
Other expenses:							
Income tax benefit of taxable REIT subsidiaries		4,560	1,067		4,680	946	
Bad debt expense		(493)	(1,469)		(1,660)	(2,628)	
Depreciation and amortization		(13,827)	(12,771)		(29,066)	(25,014)	
General and administrative expenses		(4,452)	(3,757)		(8,959)	(7,474)	
Interest expense		(9,323)	(11,042)		(18,038)	(21,946)	
Provision for asset impairment		(479)	(5,223)		(479)	(5,223)	
Equity in earnings (loss) of unconsolidated ventures		756	(7,975)		789	(8,334)	
Income (loss) from continuing operations		7,039	(10,568)		5,593	(12,312)	
Income (loss) from discontinued operations		28	280		(32)	689	
Net income (loss)		7,067	(10,288)		5,561	(11,623)	
Net (income) loss attributable to the noncontrolling interest		79	(30)		76	(66)	
Net income (loss) attributable to Inland Real Estate Corporation		7,146	(10,318)		5,637	(11,689)	
Dividends on preferred shares		(2,223)	-		(3,478)	-	
Net income (loss) attributable to common stockholders	$	**4,923**	**(10,318)**		**2,159**	**(11,689)**	

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2012 and 2011
(In thousands except per share and square footage data)

Financial Highlights - unaudited (1)		Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Total revenues, including unconsolidated joint ventures at 100%	$	65,498	57,757	128,239	118,776
Net income (loss) attributable to common stockholders (1)	$	4,923	(10,318)	2,159	(11,689)
Gain on sale of investment properties		-	-	-	(197)
(Gain) loss from change in control of investment property		(1,043)	-	(1,043)	1,400
Impairment of depreciable operating property		479	-	479	-
Equity in depreciation and amortization of unconsolidated joint ventures		6,053	3,417	11,184	6,680
Amortization on in-place leases intangibles		2,252	1,926	4,235	3,378
Amortization on leasing commissions		411	381	985	718
Depreciation, net of noncontrolling interest		11,206	10,298	23,967	20,895
Funds From Operations attributable to common stockholders					
		24,281	5,704	41,966	21,185
Provision for asset impairment		-	5,223	-	5,223
Provision for asset impairment included in equity in earnings (loss) of unconsolidated joint ventures		-	7,824	-	7,824
Other non-cash adjustments		92	88	207	511
Provision for income taxes:					
Income tax adjustments		(4,810)	(1,368)	(4,810)	(1,368)
Funds From Operations attributable to common stockholders, adjusted		19,563	17,471	37,363	33,375
Net income (loss) attributable to common stockholders per weighted average common share – basic and diluted	$	0.06	(0.12)	0.02	(0.13)
Funds From Operations attributable to common stockholders per weighted average common share – basic and diluted	$	0.27	0.06	0.47	0.24
Funds From Operations attributable to common stockholders, adjusted, per weighted average common share – basic and diluted	$	0.22	0.20	0.42	0.38
Distributions Declared, common stock	$	12,695	12,686	25,382	25,243
Distributions Per Common Share	$	0.14	0.14	0.28	0.28
Distributions / Funds From Operations Payout Ratio, adjusted		64.9%	72.6%	67.9%	75.6%
Weighted Average Commons Shares Outstanding, diluted		89,077	88,746	89,049	88,349

		Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Additional Information					
Straight-line rents	$	254	323	513	802
Amortization of lease intangibles		56	239	68	258
Amortization of deferred financing fees		809	980	1,614	1,901
Stock based compensation expense		91	108	229	220
Capital Expenditures					
Maintenance / non-revenue generating cap ex					
Building / Site improvements	$	1,924	1,593	2,371	2,000
Redevelopment		-	1,000	-	1,000
Non-maintenance / revenue generating cap ex					
Tenant improvements		4,066	3,083	7,348	16,069
Leasing commissions		749	270	1,682	2,572

(1)　See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.

13

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2012 and 2011
(In thousands except per share and square footage data)

Financial Highlights - unaudited (continued)

	As of June 30, 2012	As of June 30, 2011
Total assets, including unconsolidated joint ventures at 100%	$ 2,022,681	1,802,949

General and Administrative Expenses		Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
General and Administrative Expenses (G&A)	$	4,452	3,757	8,959	7,474
G&A Expenses as a Percentage of Total Revenue, including unconsolidated joint ventures at 100%		6.8%	6.5%	7.0%	6.3%
Annualized G&A Expenses as a Percentage of Total Assets, including unconsolidated joint ventures at 100%		0.9%	0.8%	0.9%	0.8%

Same Store Net Operating Income ("NOI") (Cash Basis) (1)		Three months ended June 30, 2012	Three months ended June 30, 2011	% Change	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change
Consolidated Portfolio (97 properties)							
Same Store NOI	$	23,463	22,525	4.2%	45,974	43,925	4.7%
Same Store NOI excluding lease termination income	$	23,083	22,519	2.5%	45,591	43,919	3.8%
Unconsolidated Portfolio (at 100%) (19 properties)							
Same Store NOI	$	8,216	8,143	0.9%	16,210	16,331	-0.7%
Same Store NOI excluding lease termination income	$	8,216	8,143	0.9%	16,207	16,331	-0.8%
Total Portfolio (including our pro rata share of unconsolidated NOI) (116 properties)							
Same Store NOI	$	27,661	26,686	3.7%	54,257	52,265	3.8%
Same Store NOI excluding lease termination income	$	27,281	26,680	2.3%	53,874	52,259	3.1%

(1)   Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses. A reconciliation of same store net operating income to net loss attributable to common stockholders is provided on page 30 of this supplemental financial information.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2012 and 2011
(In thousands except per share and square footage data)

Financial Highlights - unaudited (continued)

Consolidated Occupancy (1)	As of June 30, 2012	As of March 31, 2012	As of June 30, 2011
Leased Occupancy (2)	90.7%	91.0%	94.2%
Financial Occupancy (3)	88.0%	88.0%	88.7%
Same Store Financial Occupancy	88.4%	88.4%	87.2%

Unconsolidated Occupancy (1) (4)	As of June 30, 2012	As of March 31, 2012	As of June 30, 2011
Leased Occupancy (2)	96.7%	96.3%	96.1%
Financial Occupancy (3)	94.6%	94.7%	93.1%
Same Store Financial Occupancy	95.4%	94.7%	93.0%

Total Occupancy	As of June 30, 2012	As of March 31, 2012	As of June 30, 2011
Leased Occupancy (2)	92.9%	92.7%	94.7%
Financial Occupancy (3)	90.4%	90.2%	89.8%
Same Store Financial Occupancy	90.1%	89.9%	88.6%
Financial Occupancy excluding properties held through the joint venture with IPCC (5)	90.1%	90.1%	89.5%

Capitalization		As of June 30, 2012	As of June 30, 2011
Total Common Shares Outstanding	$	89,106	88,834
Closing Price Per Share		8.38	8.83
Equity Market Capitalization Common Shares		746,708	784,404
Preferred Stock (at face value)		110,000	-
Total Debt (6)		1,015,130	1,004,595
Total Market Capitalization	$	1,871,838	1,788,999
Debt to Total Market Capitalization		54.2%	56.2%

(1)   All occupancy calculations exclude seasonal tenants.

(2)   Leased occupancy is defined as the percentage of total gross leasable area for which there is a signed lease regardless of whether the tenant is currently obligated to pay rent under their lease agreement.

(3)   Financial occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased excluding tenants in their abatement period.

(4)   Unconsolidated occupancy is calculated using 100% of the square footage of the respective properties.

(5)   Due to the occupancy fluctuations produced by the temporary ownership of the properties within this venture, the Company discloses occupancy rates excluding these properties. The Company believes the additional disclosure allows investors to evaluate the occupancy of the portfolio of properties it expects to own longer term.

(6)   Includes pro-rata share of unconsolidated joint venture debt and full face value of convertible notes.

(In thousands except per share and square footage data)

Consolidated Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at June 30, 2012:

Fixed rate debt

Servicer	Property Name	Interest Rate at June 30, 2012	Maturity Date	Balance at June 30, 2012	Percent of Total Debt
Cohen Financial	Dunkirk Square	5.19%	08/2012	$ 4,050	0.52%
Cohen Financial	Park Place Plaza	5.19%	08/2012	6,500	0.84%
Cohen Financial	Downers Grove Market	5.27%	11/2012	12,500	1.61%
Principal Capital	Big Lake Town Square	5.05%	01/2014	6,250	0.80%
Principal Capital	Park Square	5.05%	01/2014	10,000	1.29%
Principal Capital	Iroquois Center	5.05%	04/2014	8,750	1.12%
Midland Loan Services (1)	Shoppes at Grayhawk	5.17%	04/2014	16,447	2.11%
Wachovia	Algonquin Commons	5.45%	11/2014	71,602	9.20%
Wachovia (1)	The Exchange at Algonquin	5.24%	11/2014	18,645	2.40%
Prudential Asset Resource (1)	Orland Park Place Outlots	5.83%	12/2014	5,351	0.69%
TCF Bank (1)	Grand/Hunt Center Outlot	6.50%	04/2015	1,498	0.19%
TCF Bank (1)	Dominick’s	6.50%	04/2015	6,793	0.87%
TCF Bank (1)	Dominick’s	6.50%	04/2015	1,498	0.19%
TCF Bank (1)	Cub Foods	6.50%	04/2015	3,883	0.50%
TCF Bank (1)	PetSmart	6.50%	04/2015	2,155	0.28%
TCF Bank (1)	Roundy’s	6.50%	04/2015	4,225	0.54%
Metlife Insurance Company (1)	Shakopee Valley Marketplace	5.05%	12/2017	7,822	1.00%
Metlife Insurance Company (1)	Crystal Point	5.05%	12/2017	17,502	2.25%
Metlife Insurance Company (1)	The Shops at Orchard Place	5.05%	12/2017	24,445	3.14%
John Hancock Life Insurance	Roundy’s	4.85%	12/2020	10,300	1.32%
Wells Fargo	Woodland Heights	6.03%	12/2020	4,175	0.54%
Wells Fargo	Salem Square	6.03%	12/2020	4,897	0.63%
Wells Fargo	Townes Crossing	6.03%	12/2020	6,289	0.81%
Wells Fargo	Hawthorne Village Commons	6.03%	12/2020	6,443	0.83%
Wells Fargo	Aurora Commons	6.03%	12/2020	6,443	0.83%
Wells Fargo	Deertrace Kohler	6.03%	12/2020	9,691	1.25%
Wells Fargo	Pine Tree Plaza	6.03%	12/2020	10,825	1.39%
Wells Fargo	Joliet Commons	6.03%	12/2020	11,237	1.44%
Wachovia	Bradley Commons	5.40%	01/2022	14,330	1.84%
Wachovia	Westgate	4.94%	03/2022	40,373	5.19%
Wachovia	Walgreens	4.90%	04/2022	2,584	0.33%
Wachovia	CVS	4.90%	04/2022	3,200	0.41%
Wachovia	CVS	4.90%	04/2022	3,611	0.46%
Wachovia	Walgreens	4.90%	04/2022	2,749	0.35%
Wachovia	CVS	4.90%	04/2022	3,134	0.40%
Wachovia	Walgreens	4.90%	04/2022	4,194	0.54%
Wachovia	Walgreens	4.90%	04/2022	2,958	0.38%
Centerline Capital Group	Mt. Pleasant Shopping Center	4.70%	07/2022	12,972	1.67%
Total/Weighted Average Fixed Rate Secured		5.36%		390,321	50.15%
Convertible Notes (2)		5.00%	11/2014	29,215	3.75%
Total/Weighted Average Fixed Rate		5.33%		419,536	53.90%

(In thousands except per share and square footage data)

Consolidated Debt Schedule (continued)

Variable rate debt

Servicer	Property Name	Interest Rate at June 30, 2012	Maturity Date		Balance at June 30, 2012	Percent of Total Debt
Bank of America	North Aurora Towne Center	1.75%	09/2012	$	4,300	0.55%
Metropolitan Capital Bank	Inland Real Estate Corporation	6.00%	10/2012		2,700	0.35%
Bank of America (1)	Edinburgh Festival	4.20%	12/2012		3,838	0.49%
Bank of America (1)	CarMax	4.20%	12/2012		9,640	1.24%
Bank of America (1)	Cliff Lake	4.20%	12/2012		3,927	0.50%
Bank of America (1)	Burnsville Crossing	4.20%	12/2012		3,750	0.48%
Bank of America (1)	Food 4 Less	4.20%	12/2012		2,691	0.35%
Bank of America (1)	Shingle Creek Center	4.20%	12/2012		1,919	0.25%
Bank of America (1)	Bohl Farm Marketplace	4.20%	12/2012		5,074	0.65%
Bank of America	Orchard Crossing	3.25%	08/2013		14,800	1.90%
Bank of America	Skokie Fashion Square	0.60%	12/2014		6,200	0.80%
Total/Weighted Average Variable Rate Secured		3.48%			58,839	7.56%
Term Loan		2.75%	06/2014		150,000	19.27%
Line of Credit Facility		2.75%	06/2014		100,000	12.85%
Term Loan		3.50%	11/2018		50,000	6.42%
Total/Weighted Average Variable Rate		2.97%			358,839	46.10%
Total/Weighted Average Debt		4.25%		$	778,375	100.00%

(1) These loans require payments of principal and interest monthly, all other loans listed are interest only.

(2) Total convertible notes reflect the total principal amount outstanding. The consolidated balance sheet is presented including the remaining unamortized discount of $1,120.

(In thousands except per share and square footage data)

Summary of Consolidated Debt

Schedule of Maturities by Year:		Scheduled Principal Payments	Mortgage Loan Maturities	Unsecured Maturities (1)		Total	Total Weighted Average Rate (2)	Percent of Total Debt
2012	$	2,050	60,658	-		62,708	4.50%	8.06%
2013		3,721	14,800	-		18,521	3.25%	2.38%
2014		3,407	137,063	279,215	(3)(4)	419,685	3.71%	53.92%
2015		1,012	19,270	-		20,282	6.50%	2.60%
2016		958	-	-		958	-	0.12%
2017		921	44,895	-		45,816	5.05%	5.89%
2018		-	-	50,000		50,000	3.50%	6.42%
2019		-	-	-		-	-	-
2020		-	70,300	-		70,300	5.85%	9.03%
2021		-	-	-		-	-	-
2022		-	90,105	-		90,105	4.97%	11.58%
Total	$	12,069	437,091	329,215		778,375	4.25%	100.00%

Total Debt Outstanding		June 30, 2012
Mortgage loans payable:		
Fixed rate secured loans	$	390,321
Variable rate secured loans		58,839
Unsecured fixed rate convertible notes (3) (4)		29,215
Unsecured line of credit facility and term loans		300,000
Total	$	778,375

Percentage of Total Debt:	June 30, 2012
Fixed rate loans	53.90%
Variable rate loans	46.10%

Current Average Interest Rates (2):	June 30, 2012
Fixed rate loans	5.33%
Variable rate loans	2.97%
Total weighted average interest rate	4.25%

(1) Includes unsecured convertible notes, line of credit facility and term loans.
(2) Interest rates are as of June 30, 2012 and exclude the impact of deferred loan fee amortization.
(3) Total convertible notes reflect the total principal amount outstanding. The consolidated balance sheet is presented including the remaining unamortized discount of $1,120.
(4) The convertible notes, which mature in 2029, are included in the 2014 maturities because that is the earliest date these notes can be redeemed or the note holder can require us to repurchase their note.

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2012
(In thousands except per share and square footage data)

Significant Retail Tenants (Consolidated) (1)

Tenant Name	Number of Stores	Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Roundy’s (Rainbow-3, Pick 'N Save-2, Super Pick 'N Save 1)	6	$ 5,489	4.98%	423,488	4.45%
Dominick's Finer Foods	6	4,748	4.31%	394,377	4.15%
Carmax	2	4,021	3.65%	187,851	1.98%
Supervalu, Inc. (Jewel-3, Cub Foods-2)	5	2,639	2.39%	306,991	3.23%
TJX Companies, Inc. (TJ Maxx-5, Marshall's-4)	9	2,528	2.29%	295,577	3.11%
Best Buy	4	2,501	2.27%	183,757	1.93%
Walgreens	8	2,384	2.16%	112,716	1.19%
PetSmart	7	2,244	2.04%	170,308	1.79%
Ascena Retail Group (Justice-3, Dress Barn-5, Maurice's-6, Lane Bryant-4, Fashion Bug-1, Catherine's-2)	21	1,823	1.65%	122,882	1.29%
Kroger (Food 4 Less-2)	2	1,724	1.56%	143,698	1.51%
Ulta	7	1,584	1.44%	77,866	0.82%
Gordman’s	3	1,534	1.39%	148,642	1.56%
Dollar Tree (Dollar Tree-13, Deal$-2)	15	1,488	1.35%	159,189	1.67%
Petco	6	1,470	1.33%	90,780	0.95%
CVS	4	1,422	1.29%	52,711	0.55%
Staples	5	1,421	1.29%	112,428	1.18%
Retail Ventures, Inc. (DSW Warehouse-3)	3	1,327	1.20%	70,916	0.75%
The Sports Authority	2	1,212	1.10%	92,306	0.97%
OfficeMax	4	1,154	1.05%	97,512	1.03%
L.A. Fitness	2	1,140	1.03%	88,803	0.93%
Ross Dress for Less	5	1,102	1.00%	150,970	1.59%
Total		$ 44,955	40.77%	3,483,768	36.63%

Significant Retail Tenants (Unconsolidated) (1) (2)

Tenant Name	Number of Stores	Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (Jewel-8, Cub Foods-7)	15	$ 11,005	15.60%	955,849	17.44%
Roundy’s (Rainbow-2, Pick 'N Save-2, Metro Market-1)	5	3,731	5.29%	311,190	5.68%
TJX Companies, Inc. (TJ Maxx-1, Marshall's-6, Home Goods-1)	8	3,081	4.37%	247,720	4.52%
Best Buy	2	2,220	3.15%	75,001	1.37%
Bed Bath and Beyond (Bed, Bath & Beyond-4, Buy Buy Baby-2)	6	2,107	2.99%	209,482	3.82%
Dominick's Finer Foods	2	1,600	2.27%	133,294	2.43%
Michael’s	4	1,393	1.97%	96,123	1.75%
Home Depot	1	1,243	1.76%	113,000	2.06%
Regal Cinemas	1	1,210	1.71%	73,000	1.33%
Retail Ventures, Inc. (DSW Warehouse-2)	2	1,034	1.47%	48,599	0.89%
Hobby Lobby	1	1,015	1.44%	56,390	1.03%
Dick's Sporting Goods	1	1,000	1.42%	100,000	1.83%
REI (Recreational Equipment Inc.)	1	971	1.38%	25,550	0.47%
PetSmart	3	907	1.29%	72,649	1.33%
Kroger (Food 4 Less-2)	2	904	1.28%	120,411	2.20%
The Gap (Old Navy-4)	4	903	1.28%	67,923	1.24%
Kohl’s	1	878	1.24%	83,000	1.51%
Barnes & Noble	2	858	1.22%	47,223	0.86%
Party City	4	762	1.08%	48,515	0.89%
Strack & Van Til	1	733	1.04%	56,192	1.03%
Total		$ 37,555	53.25%	2,941,111	53.68%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Annualized rent shown includes joint venture partner’s pro rata share

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2012
(In thousands except per share and square footage data)

Significant Retail Tenants (Total) (1) (2)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (Jewel-11, Cub Foods-9)	20	$	13,644	7.55%	1,262,840	8.43%
Roundy's (Rainbow-5, Pick 'N Save-4, Super Pick 'N Save-1, Metro Market-1)	11		9,220	5.10%	734,678	4.90%
Dominick's Finer Foods	8		6,348	3.51%	527,671	3.52%
TJX Companies, Inc. (TJ Maxx-6, Marshall's-10, Home Goods-1)	17		5,608	3.10%	543,297	3.62%
Best Buy	6		4,721	2.61%	258,758	1.73%
Carmax	2		4,021	2.22%	187,851	1.25%
PetSmart	10		3,151	1.74%	242,957	1.62%
Bed Bath & Beyond (Bed, Bath & Beyond-6, Buy Buy Baby-3)	9		2,908	1.61%	303,118	2.02%
Kroger (Food 4 Less-4)	4		2,628	1.45%	264,109	1.76%
Walgreens	9		2,522	1.39%	128,219	0.86%
Michael's	8		2,413	1.33%	184,422	1.23%
Ascena Retail Group (Justice-5, Dress Barn-6, Maurice's-6, Lane Bryant-5, Fashion Bug-1, Catherine's-2)	25		2,381	1.32%	148,982	0.99%
Retail Ventures, Inc. (DSW Warehouse-5)	5		2,361	1.31%	119,515	0.80%
Dick's Sporting Goods	3		2,065	1.14%	215,000	1.43%
The Sports Authority	3		1,851	1.02%	134,869	0.90%
The Gap (Old Navy-8, The Gap-1, The Gap Factory-1)	10		1,832	1.01%	147,988	0.99%
Dollar Tree (Dollar Tree-16, Deal$-2)	18		1,832	1.01%	190,887	1.27%
Total		$	69,506	38.42%	5,595,161	37.32%

Significant Retail Tenants (Total excluding properties held through the joint venture with IPCC) (1) (2) (3)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (Jewel-11, Cub Foods-9)	20	$	13,644	7.78%	1,262,840	8.57%
Roundy's (Rainbow-5, Pick 'N Save-2, Super Pick 'N Save-1, Metro Market-1)	9		7,100	4.05%	602,107	4.09%
Dominick's Finer Foods	8		6,348	3.62%	527,671	3.58%
TJX Companies, Inc. (TJ Maxx-6, Marshall's-10, Home Goods-1)	17		5,608	3.20%	543,297	3.69%
Best Buy	6		4,721	2.69%	258,758	1.76%
Carmax	2		4,021	2.29%	187,851	1.28%
PetSmart	10		3,151	1.80%	242,957	1.65%
Bed Bath & Beyond (Bed, Bath & Beyond-6, Buy Buy Baby-3)	9		2,908	1.66%	303,118	2.06%
Kroger (Food 4 Less-4)	4		2,628	1.50%	264,109	1.79%
Michael's	8		2,413	1.38%	184,422	1.25%
Ascena Retail Group (Justice-5, Dress Barn-6, Maurice's-6, Lane Bryant-5, Fashion Bug-1, Catherine's-2)	25		2,381	1.36%	148,982	1.01%
Retail Ventures, Inc. (DSW Warehouse-5)	5		2,361	1.35%	119,515	0.81%
Dick's Sporting Goods	3		2,065	1.18%	215,000	1.46%
The Sports Authority	3		1,851	1.06%	134,869	0.92%
The Gap (Old Navy-8, The Gap-1, The Gap Factory-1)	10		1,832	1.04%	147,988	1.00%
Dollar Tree (Dollar Tree-16, Deal$-2)	18		1,832	1.04%	190,887	1.30%
Total		$	64,864	37.00%	5,334,371	36.22%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Annualized rent shown includes joint venture partner's pro rata share
(3) Due to the tenant fluctuations produced by the temporary ownership of the properties within this venture, the Company has disclosed significant tenants excluding these properties. The Company believes the additional disclosure allows investors to evaluate the tenant mix of the portfolio of properties it expects to own longer term.

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2012
(In thousands except per share and square footage data)

Lease Expiration Analysis
(Consolidated)

Lease Expiration Year	Number of Leases Expiring	GLA (Sq.Ft.)	Percent of Total GLA	Total Annualized Base Rent ($) (2)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (3)
ALL ANCHOR LEASES (1)						
2012	2	20,860	0.22%	$ 289	0.25%	$ 13.85
2013	19	513,281	5.40%	4,566	3.87%	8.90
2014	19	783,021	8.23%	8,517	7.22%	10.88
2015	23	512,213	5.39%	5,444	4.62%	10.63
2016	22	454,912	4.78%	5,544	4.70%	12.19
2017	25	801,944	8.43%	10,174	8.63%	12.69
2018	7	243,361	2.56%	2,969	2.52%	12.20
2019	10	475,772	5.00%	4,768	4.04%	10.02
2020	12	328,472	3.45%	2,593	2.20%	7.89
2021+	60	1,683,651	17.71%	23,716	20.10%	14.09
Vacant	-	490,849	5.17%	-	-	-
TOTAL/WEIGHTED AVERAGE	199	6,308,336	66.34%	$ 68,580	58.15%	$ 11.79
ALL NON-ANCHOR LEASES (1)						
M-T-M	7	13,262	0.14%	$ 168	0.14%	$ 12.67
2012	77	177,540	1.87%	2,877	2.44%	16.20
2013	160	399,626	4.20%	7,306	6.20%	18.28
2014	127	347,980	3.66%	6,015	5.10%	17.29
2015	147	397,074	4.18%	7,837	6.64%	19.74
2016	131	364,022	3.83%	6,545	5.55%	17.98
2017	112	320,906	3.37%	5,825	4.94%	18.15
2018	45	137,364	1.44%	3,052	2.59%	22.22
2019	22	86,733	0.91%	1,831	1.55%	21.11
2020	24	108,751	1.14%	2,070	1.76%	19.03
2021+	90	347,767	3.67%	5,821	4.94%	16.74
Vacant	-	499,359	5.25%	-	-	-
TOTAL/WEIGHTED AVERAGE	942	3,200,384	33.66%	$ 49,347	41.85%	$ 18.27
ALL LEASES						
M-T-M	7	13,262	0.14%	$ 168	0.14%	$ 12.67
2012	79	198,400	2.09%	3,166	2.69%	15.96
2013	179	912,907	9.60%	11,872	10.07%	13.00
2014	146	1,131,001	11.89%	14,532	12.32%	12.85
2015	170	909,287	9.57%	13,281	11.26%	14.61
2016	153	818,934	8.61%	12,089	10.25%	14.76
2017	137	1,122,850	11.80%	15,999	13.57%	14.25
2018	52	380,725	4.00%	6,021	5.11%	15.81
2019	32	562,505	5.91%	6,599	5.59%	11.73
2020	36	437,223	4.59%	4,663	3.96%	10.67
2021+	150	2,031,418	21.38%	29,537	25.04%	14.54
Vacant	-	990,208	10.42%	-	-	-
TOTAL/WEIGHTED AVERAGE	1,141	9,508,720	100.00%	$ 117,927	100.00%	$ 13.84

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Annualized base rent for all leases financially occupied, including seasonal tenants and tenants in their abatement period at report date based on the rent as of the end of the lease.
(3) Annualized base rent divided by gross leasable area.

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Unconsolidated) (1)

Lease Expiration Year	Number of Leases Expiring	GLA (Sq.Ft.)	Percent of Total GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (2)						
M-T-M	1	11,092	0.20%	$ 13	0.02%	$ 1.17
2012	3	52,656	0.96%	965	1.32%	18.33
2013	10	226,088	4.13%	2,665	3.65%	11.79
2014	14	337,882	6.17%	3,909	5.36%	11.57
2015	8	204,084	3.72%	2,405	3.30%	11.78
2016	10	418,651	7.64%	3,885	5.32%	9.28
2017	10	385,864	7.04%	5,305	7.27%	13.75
2018	13	525,271	9.59%	6,362	8.72%	12.11
2019	12	516,529	9.43%	6,959	9.54%	13.47
2020	11	447,035	8.16%	5,208	7.14%	11.65
2021+	21	954,639	17.42%	11,423	15.65%	11.97
Vacant	-	106,376	1.94%	-	-	-
TOTAL/WEIGHTED AVERAGE	113	4,186,167	76.40%	$ 49,099	67.29%	$ 12.03
ALL NON-ANCHOR LEASES (2)						
M-T-M	3	3,316	0.06%	$ 63	0.09%	$ 19.00
2012	30	67,696	1.24%	1,441	1.97%	21.29
2013	68	155,462	2.84%	3,265	4.47%	21.00
2014	62	155,643	2.84%	2,804	3.84%	18.02
2015	64	152,066	2.78%	3,039	4.16%	19.98
2016	71	189,035	3.44%	4,011	5.50%	21.22
2017	56	145,545	2.66%	3,402	4.66%	23.37
2018	23	75,095	1.37%	1,805	2.47%	24.04
2019	18	56,585	1.03%	1,247	1.71%	22.04
2020	8	23,932	0.44%	628	0.86%	26.24
2021+	32	93,577	1.71%	2,168	2.98%	23.17
Vacant	-	175,231	3.19%	-	-	-
TOTAL/WEIGHTED AVERAGE	435	1,293,183	23.60%	$ 23,873	32.71%	$ 21.35
ALL LEASES						
M-T-M	4	14,408	0.26%	$ 76	0.11%	$ 5.27
2012	33	120,352	2.20%	2,406	3.29%	19.99
2013	78	381,550	6.97%	5,930	8.12%	15.54
2014	76	493,525	9.01%	6,713	9.20%	13.60
2015	72	356,150	6.50%	5,444	7.46%	15.29
2016	81	607,686	11.08%	7,896	10.82%	12.99
2017	66	531,409	9.70%	8,707	11.93%	16.38
2018	36	600,366	10.96%	8,167	11.19%	13.60
2019	30	573,114	10.46%	8,206	11.25%	14.32
2020	19	470,967	8.60%	5,836	8.00%	12.39
2021+	53	1,048,216	19.13%	13,591	18.63%	12.97
Vacant	-	281,607	5.13%	-	-	-
TOTAL/WEIGHTED AVERAGE	548	5,479,350	100.00%	$ 72,972	100.00%	$ 14.04

(1) Amounts in table include our joint venture partner’s pro-rata share.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases financially occupied, including seasonal tenants and tenants in their abatement period at report date based on the rent as of the end of the lease.
(4) Annualized base rent divided by gross leasable area.

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Total) (1)

Lease Expiration Year	Number of Leases Expiring	GLA (Sq.Ft.)	Percent of Total GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (2)						
M-T-M	1	11,092	0.07%	$ 13	0.01%	$ 1.17
2012	5	73,516	0.49%	1,254	0.66%	17.06
2013	29	739,369	4.93%	7,231	3.79%	9.78
2014	33	1,120,903	7.48%	12,426	6.51%	11.09
2015	31	716,297	4.78%	7,849	4.11%	10.96
2016	32	873,563	5.83%	9,429	4.94%	10.79
2017	35	1,187,808	7.93%	15,479	8.11%	13.03
2018	20	768,632	5.13%	9,331	4.89%	12.14
2019	22	992,301	6.62%	11,727	6.14%	11.82
2020	23	775,507	5.17%	7,801	4.09%	10.06
2021+	81	2,638,290	17.60%	35,139	18.41%	13.32
Vacant	-	597,225	3.99%	-	-	-
TOTAL/WEIGHTED AVERAGE	312	10,494,503	70.02%	$ 117,679	61.66%	$ 11.89
ALL NON-ANCHOR LEASES (2)						
M-T-M	10	16,578	0.11%	$ 231	0.12%	$ 13.93
2012	107	245,236	1.64%	4,318	2.26%	17.61
2013	228	555,088	3.70%	10,571	5.54%	19.04
2014	189	503,623	3.36%	8,819	4.62%	17.51
2015	211	549,140	3.66%	10,876	5.70%	19.81
2016	202	553,057	3.69%	10,556	5.53%	19.09
2017	168	466,451	3.11%	9,227	4.83%	19.78
2018	68	212,459	1.42%	4,857	2.54%	22.86
2019	40	143,318	0.96%	3,078	1.61%	21.48
2020	32	132,683	0.89%	2,698	1.41%	20.33
2021+	122	441,344	2.94%	7,989	4.18%	18.10
Vacant	-	674,590	4.50%	-	-	-
TOTAL/WEIGHTED AVERAGE	1,377	4,493,567	29.98%	$ 73,220	38.34%	$ 19.17
ALL LEASES						
M-T-M	11	27,670	0.18%	$ 244	0.13%	$ 8.82
2012	112	318,752	2.13%	5,572	2.92%	17.48
2013	257	1,294,457	8.63%	17,802	9.33%	13.75
2014	222	1,624,526	10.84%	21,245	11.13%	13.08
2015	242	1,265,437	8.44%	18,725	9.81%	14.80
2016	234	1,426,620	9.52%	19,985	10.47%	14.01
2017	203	1,654,259	11.04%	24,706	12.94%	14.93
2018	88	981,091	6.55%	14,188	7.43%	14.46
2019	62	1,135,619	7.58%	14,805	7.75%	13.04
2020	55	908,190	6.06%	10,499	5.50%	11.56
2021+	203	3,079,634	20.54%	43,128	22.59%	14.00
Vacant	-	1,271,815	8.49%	-	-	-
TOTAL/WEIGHTED AVERAGE	1,689	14,988,070	100.00%	$ 190,899	100.00%	$ 13.92

(1) Amounts in table include our joint venture partner's pro-rata share.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases financially occupied, including seasonal tenants and tenants in their abatement period at report date based on the rent as of the end of the lease.
(4) Annualized base rent divided by gross leasable area.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2012
(In thousands except per share and square footage data)

Leasing Activity (1)
(Consolidated)

New Lease Summary

	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent	Increase/(Decrease) Total Dollar	Percent
1Q 2012	7	18,036	$ 302	$ 264	$ (38)	-12.6%
per square foot			$ 16.74	$ 14.64	$ (2.10)	
2Q 2012	19	82,562	$ 1,159	$ 1,228	$ 69	6.0%
per square foot			$ 14.04	$ 14.87	$ 0.83	
2012 Total	26	100,598	$ 1,461	$ 1,492	$ 31	2.1%
per square foot			$ 14.52	$ 14.83	$ 0.31	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent	Increase/(Decrease) Total Dollar	Percent
1Q 2012	34	85,842	$ 1,303	$ 1,408	$ 105	8.1%
per square foot			$ 15.18	$ 16.40	$ 1.22	
2Q 2012	45	130,261	$ 2,112	$ 2,283	$ 171	8.1%
per square foot			$ 16.21	$ 17.53	$ 1.32	
2012 Total	79	216,103	$ 3,415	$ 3,691	$ 276	8.1%
per square foot			$ 15.80	$ 17.08	$ 1.28	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent
1Q 2012	12	71,330	$ -	$ 620
per square foot			$ -	$ 8.69
2Q 2012	14	45,819	$ -	$ 634
per square foot			$ -	$ 13.84
2012 Total	26	117,149	$ -	$ 1,254
per square foot			$ -	$ 10.70

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) The calculations of former and new average base rents are adjusted for rent abatements on the included leases.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2012
(In thousands except per share and square footage data)

Leasing Activity (1) (2)
(Unconsolidated)

New Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)	
							Total Dollar	Percent
1Q 2012	6	38,306	$	477	$	582	$ 105	22.0%
per square foot			$	12.45	$	15.19	$ 2.74	
2Q 2012	4	22,495	$	367	$	378	$ 11	3.0%
per square foot			$	16.31	$	16.80	$ 0.49	
2012 Total	10	60,801	$	844	$	960	$ 116	13.8%
per square foot			$	13.88	$	15.79	$ 1.91	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)	
							Total Dollar	Percent
1Q 2012	17	147,465	$	1,930	$	1,997	$ 67	3.5%
per square foot			$	13.09	$	13.54	$ 0.45	
2Q 2012	20	79,459	$	1,233	$	1,336	$ 103	8.4%
per square foot			$	15.52	$	16.81	$ 1.29	
2012 Total	37	226,924	$	3,163	$	3,333	$ 170	5.4%
per square foot			$	13.94	$	14.69	$ 0.75	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q 2012	6	13,736	$	-	$	181
per square foot			$	-	$	13.18
2Q 2012	10	17,487	$	-	$	332
per square foot			$	-	$	18.99
2012 Total	16	31,223	$	-	$	513
per square foot			$	-	$	16.43

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The calculations of former and new average base rents are adjusted for rent abatements on the included leases.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2012
(In thousands except per share and square footage data)

Leasing Activity (1) (2)
(Total)
New Lease Summary

| | | | Total Former Average Base Rent | Total New Average Base Rent | Increase/(Decrease) | |
	Number	GLA			Total Dollar	Percent
1Q 2012	13	56,342	$ 779	$ 846	$ 67	8.6%
per square foot			$ 13.83	$ 15.02	$ 1.19	
2Q 2012	23	105,057	$ 1,526	$ 1,606	$ 80	5.2%
per square foot			$ 14.52	$ 15.29	$ 0.77	
2012 Total	36	161,399	$ 2,305	$ 2,452	$ 147	6.4%
per square foot			$ 14.28	$ 15.19	$ 0.91	

Renewal Lease Summary

| | | | Total Former Average Base Rent | Total New Average Base Rent | Increase/(Decrease) | |
	Number	GLA			Total Dollar	Percent
1Q 2012	51	233,307	$ 3,233	$ 3,405	$ 172	5.3%
per square foot			$ 13.86	$ 14.59	$ 0.73	
2Q 2012	65	209,720	$ 3,345	$ 3,619	$ 274	8.2%
per square foot			$ 15.95	$ 17.26	$ 1.31	
2012 Total	116	443,027	$ 6,578	$ 7,024	$ 446	6.8%
per square foot			$ 14.85	$ 15.85	$ 1.00	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent
1Q 2012	18	85,066	$ -	$ 801
per square foot			$ -	$ 9.42
2Q 2012	24	63,306	$ -	$ 966
per square foot			$ -	$ 15.26
2012 Total	42	148,372	$ -	$ 1,767
per square foot			$ -	$ 11.91

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The calculations of former and new average base rents are adjusted for rent abatements on the included leases.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2012
(In thousands except per share and square footage data)

2nd Quarter 2012 Leasing Activity (1)
(Consolidated)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		17	2	19
Gross Leasable Area (Sq.Ft.)		61,162	21,400	82,562
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	14.84	14.97	14.87

Renewals		Non-Anchors	Anchors	Total
Number of Leases		43	2	45
Gross Leasable Area (Sq.Ft.)		108,241	22,020	130,261
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.75	11.52	17.53

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		13	1	14
Gross Leasable Area (Sq.Ft.)		33,780	12,039	45,819
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	14.28	12.60	13.84

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		73	5	78
Gross Leasable Area (Sq.Ft.)		203,183	55,459	258,642
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	16.83	13.08	16.03

(1) The calculations of average base rents per square foot are adjusted for rent abatements on the included leases.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2012
(In thousands except per share and square footage data)

2nd Quarter 2012 Leasing Activity (1) (2)
(Unconsolidated)

New Leases		Non-Anchors (3)	Anchors (3)	Total
Number of Leases		3	1	4
Gross Leasable Area (Sq.Ft.)		6,015	16,480	22,495
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	20.34	15.50	16.80

Renewals		Non-Anchors	Anchors	Total
Number of Leases		19	1	20
Gross Leasable Area (Sq.Ft.)		54,409	25,050	79,459
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	20.41	9.00	16.81

Non-Comparable Leases (4)		Non-Anchors	Anchors	Total
Number of Leases		10	-	10
Gross Leasable Area (Sq.Ft.)		17,487	-	17,487
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.99	-	18.99

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		32	2	34
Gross Leasable Area (Sq.Ft.)		77,911	41,530	119,441
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	20.08	11.58	17.13

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The calculations of average base rents per square foot are adjusted for rent abatements on the included leases.
(3) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(4) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2012
(In thousands except per share and square footage data)

2nd Quarter 2012 Leasing Activity (1) (2)
(Total)

New Leases		Non-Anchors (3)	Anchors (3)	Total
Number of Leases		20	3	23
Gross Leasable Area (Sq.Ft.)		67,177	37,880	105,057
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	15.34	15.20	15.29

Renewals		Non-Anchors	Anchors	Total
Number of Leases		62	3	65
Gross Leasable Area (Sq.Ft.)		162,650	47,070	209,720
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	19.30	10.19	17.26

Non-Comparable Leases (4)		Non-Anchors	Anchors	Total
Number of Leases		23	1	24
Gross Leasable Area (Sq.Ft.)		51,267	12,039	63,306
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	15.88	12.60	15.26

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		105	7	112
Gross Leasable Area (Sq.Ft.)		281,094	96,989	378,083
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.73	12.45	16.38

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The calculations of average base rents per square foot are adjusted for rent abatements on the included leases.
(3) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(4) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2012 and 2011
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, for our consolidated portfolio, which is the net operating income of properties owned in both the three and six months ended June 30, 2012 and 2011, along with other investment properties' net operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense. We provide same store net operating income as it allows investors to compare the results of property operations for the three and six months ended June 30, 2012 and 2011. We also provide a reconciliation of these amounts to the most comparable GAAP measure, net income (loss) attributable to common stockholders.

Consolidated	Three months ended June 30, 2012	Three months ended June 30, 2011	% Change	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change
Rental income and additional income:						
"Same store" investment properties, 97 properties						
Rental income	$ 25,065	24,551	2.1%	49,911	48,935	2.0%
Tenant recovery income	8,675	8,067	7.5%	17,753	19,043	-6.8%
Other property income	850	466	82.4%	1,239	900	37.7%
"Other investment properties"						
Rental income	3,982	5,288		6,858	9,862	
Tenant recovery income	434	1,580		1,520	4,338	
Other property income	50	27		58	54	
Total rental income and additional income	$ **39,056**	**39,979**		**77,339**	**83,132**	
Property operating expenses:						
"Same store" investment properties, 97 properties						
Property operating expenses	$ 4,226	4,239	-0.3%	9,494	11,605	-18.2%
Real estate tax expense	6,901	6,320	9.2%	13,435	13,348	0.7%
"Other investment properties"						
Property operating expenses	400	563		1,052	2,087	
Real estate tax expense	569	1,450		1,251	3,205	
Total property operating expenses	$ **12,096**	**12,572**		**25,232**	**30,245**	
Property net operating income						
"Same store" investment properties	$ 23,463	22,525	4.2%	45,974	43,925	4.7%
"Other investment properties"	3,497	4,882		6,133	8,962	
Total property net operating income	$ **26,960**	**27,407**		**52,107**	**52,887**	
Other income:						
Straight-line rents	$ 254	323		513	802	
Amortization of lease intangibles	56	239		68	258	
Other income	942	1,055		2,464	1,761	
Fee income from unconsolidated joint ventures	1,030	1,338		2,067	2,500	
Gain (loss) from change in control of investment properties	1,043	-		1,043	(1,400)	
Gain on sale of joint venture interest	12	240		64	553	
Other expenses:						
Income tax benefit of taxable REIT subsidiaries	4,560	1,067		4,680	946	
Bad debt expense	(493)	(1,469)		(1,660)	(2,628)	
Depreciation and amortization	(13,827)	(12,771)		(29,066)	(25,014)	
General and administrative expenses	(4,452)	(3,757)		(8,959)	(7,474)	
Interest expense	(9,323)	(11,042)		(18,038)	(21,946)	
Provision for asset impairment	(479)	(5,223)		(479)	(5,223)	
Equity in earnings (loss) of unconsolidated ventures	756	(7,975)		789	(8,334)	
Income (loss) from continuing operations	7,039	(10,568)		5,593	(12,312)	
Income (loss) from discontinued operations	28	280		(32)	689	
Net income (loss)	7,067	(10,288)		5,561	(11,623)	
Net (income) loss attributable to the noncontrolling interest	79	(30)		76	(66)	
Net income (loss) attributable to Inland Real Estate Corporation	7,146	(10,318)		5,637	(11,689)	
Dividends on preferred shares	(2,223)	-		(3,478)	-	
Net income (loss) attributable to common stockholders	$ **4,923**	**(10,318)**		**2,159**	**(11,689)**	

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2012 and 2011
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis (continued)

Unconsolidated (at 100%)		Three months ended June 30, 2012	Three months ended June 30, 2011	% Change	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change
Rental income and additional income:							
"Same store" investment properties, 19 properties							
Rental income	$	9,293	9,299	-0.1%	18,463	18,636	-0.9%
Tenant recovery income		4,171	4,143	0.7%	8,955	9,253	-3.2%
Other property income		90	87	3.4%	135	162	-16.7%
"Other investment properties"							
Rental income		8,613	2,204		15,221	3,641	
Tenant recovery income		3,426	557		6,115	891	
Other property income		35	13		50	21	
Total rental income and additional income	$	**25,628**	**16,303**		**48,939**	**32,604**	
Property operating expenses:							
"Same store" investment properties, 19 properties							
Property operating expenses	$	1,754	1,810	-3.1%	4,069	4,473	-9.0%
Real estate tax expense		3,584	3,576	0.2%	7,274	7,247	0.4%
"Other investment properties"							
Property operating expenses		1,939	465		3,691	923	
Real estate tax expense		2,350	490		4,302	826	
Total property operating expenses	$	**9,627**	**6,341**		**19,336**	**13,469**	
Property net operating income							
"Same store" investment properties	$	8,216	8,143	0.9%	16,210	16,331	-0.7 %
"Other investment properties"		7,785	1,819		13,393	2,804	
Total property net operating income	$	**16,001**	**9,962**		**29,603**	**19,135**	
Other income:							
Straight-line rents	$	112	189		424	443	
Amortization of lease intangibles		(147)	(294)		(163)	(354)	
Other income		707	520		939	868	
Other expenses:							
Bad debt expense		(266)	(475)		(469)	(530)	
Depreciation and amortization		(11,343)	(6,825)		(21,153)	(13,057)	
General and administrative expenses		(438)	(283)		(1,182)	(585)	
Interest expense		(5,431)	(4,109)		(10,632)	(7,945)	
Provision for asset impairment		-	(17,387)		-	(17,387)	
Income (loss) from continuing operations	$	**(805)**	**(18,702)**		**(2,633)**	**(19,412)**	

31

Inland Real Estate Corporation
Supplemental Financial Information
For the six months ended June 30, 2012
(In thousands except per share and square footage data)

Property Acquisitions

Date	Property	City	State	GLA Sq.Ft.	Purchase Price	Cap Rate (1)	Financial Occupancy	Anchors	Year Built / Renovated
02/24/12	Silver Lake Village (2)	St. Anthony	MN	159,303	$ 36,300	6.90%	87%	North Memorial Healthcare and Cub Foods	1991
02/24/12	Woodbury Commons (3)	Woodbury	MN	116,196	10,300	6.50%	66%	Hancock Fabrics, Schuler Shoes and Dollar Tree	1992/2004
02/29/12	Stone Creek Towne Center (2)	Cincinnati	OH	142,824	36,000	8.00%	98%	Bed, Bath & Beyond, Best Buy, and Old Navy	2008
03/06/12	Westgate	Fairview Park	OH	241,901	73,405	7.60%	86%	Books-A-Million, Petco, Marshall's, and Earth Fare	2007
03/13/12	Mt. Pleasant Shopping Center (4)	Mt. Pleasant	WI	83,334	21,320	7.20%	98%	Pick 'N Save	2011
03/16/12	Pick 'N Save (4)	Sheboygan	WI	62,138	11,700	7.44%	100%	Pick 'N Save	2010
03/19/12	CVS/Walgreens Portfolio (4) (5)	(5)	(4)	40,113	17,059	6.50%	100%	(4)	2008-2009
03/27/12	CVS/Walgreens Portfolio (4) (6)	(6)	(5)	55,465	23,711	6.50%	100%	(5)	2008-2009
04/18/12	Orland Park Place Outlots II	Orland Park	IL	22,966	8,750	7.40%	100%	None	2007
06/13/12	Walgreens	Milwaukee	WI	13,905	3,025	7.65%	100%	Walgreens	1999
				938,145	$ 241,570				

Property Dispositions

Date	Property	City	State	GLA Sq. Ft.	Sale Price	Gain (Loss) on Sale	Provision For Asset Impairment
04/13/12	Woodbury Commons (3)	Woodbury	MN	116,196	$ 10,300	$ -	$ -
06/07/12	Grand Traverse Crossings	Traverse City	MI	21,337	1,150	-	123
06/15/12	Riverplace Center	Noblesville	IN	74,414	4,450	-	356
				211,947	$ 15,900	$ -	$ 479

(1) The cap rate disclosed is as of the time of acquisition.
(2) This property was acquired through our joint venture with PGGM.
(3) This property was sold to our joint venture with PGGM on April 13, 2012. In conjunction with the sale, we recorded a deferred gain of $86, which will not be recognized until the property is sold by the joint venture.
(4) This property was acquired through our joint venture with IPCC.
(5) This portfolio includes two CVS stores and one Walgreens store, located in Newport News, Virginia; McAllen, Texas and Dunkirk, New York
(6) This portfolio includes one CVS store and three Walgreens stores, located in Nampa, Idaho; St. George, Utah; Lee's Summit, Missouri and McPherson, Kansas.

Inland Real Estate Corporation
Supplemental Financial Information
For the six months ended June 30, 2012
(In thousands except per share and square footage data)

Contribution to Joint Venture with PGGM

Date	Property	City	State	GLA Sq. Ft.	Contributed Value
02/21/12	Riverdale Commons (1)	Coon Rapids	MN	175,802	$ 31,970
02/21/12	Home Goods (1)	Coon Rapids	MN	25,145	-
02/21/12	Michael's (1)	Coon Rapids	MN	24,240	-
02/21/12	Riverdale Commons Outlot (1)	Coon Rapids	MN	6,566	-
04/10/12	Four Flaggs (2)	Niles	IL	304,603	33,670
04/10/12	Four Flaggs Annex (2)	Niles	IL	21,425	-
				557,781	$ 65,640

(1) Riverdale Commons, Home Goods, Michael's and Riverdale Commons Outlot were contributed together to the joint venture with PGGM. The contributed value of $31,970 is for the four properties.

(2) Four Flaggs and Four Flaggs Annex were contributed together to the joint venture with PGGM. The contributed value of $33,670 is for the two properties.

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2012
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures

Venture with New York State Teachers' Retirement System

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
12/03/04	IN Retail Fund, LLC	Cobbler Crossing	Elgin	IL	102,643	50.0%	$ (1,129)	$ 3,175
12/03/04	IN Retail Fund, LLC	The Shoppes at Mill Creek	Palos Park	IL	102,422	50.0%	(1,792)	4,000
12/03/04	IN Retail Fund, LLC	Woodfield Commons	Schaumburg	IL	207,452	50.0%	(347)	8,750
12/03/04	IN Retail Fund, LLC	Marketplace at Six Corners	Chicago	IL	116,975	50.0%	(176)	5,808
12/03/04	IN Retail Fund, LLC	Chatham Ridge	Chicago	IL	175,991	50.0%	(4,728)	8,976
12/23/04	IN Retail Fund, LLC	Randall Square	Geneva	IL	216,485	50.0%	(1,614)	8,250
04/01/05	IN Retail Fund, LLC	Thatcher Woods	River Grove	IL	188,213	50.0%	(1,427)	6,750
06/01/05	IN Retail Fund, LLC	Forest Lake Marketplace	Forest Lake	MN	93,853	50.0%	150	4,250
06/30/05	IN Retail Fund, LLC	Orland Park Place	Orland Park	IL	592,445	50.0%	14,093	21,140
09/01/05	IN Retail Fund, LLC	Maple View	Grayslake	IL	105,642	50.0%	2,479	6,508
09/01/05	IN Retail Fund, LLC	Regal Showplace	Crystal Lake	IL	96,928	50.0%	4,203	4,479
09/07/06	IN Retail Fund, LLC	Greentree	Caledonia	WI	169,268	50.0%	3,410	3,300
09/07/06	IN Retail Fund, LLC	Ravinia Plaza	Orland Park	IL	101,384	50.0%	2,653	5,419
					2,269,701		$ 15,775	$ 90,805

Debt Schedule

Servicer	Property Name	Rate / Type	Maturity	Balance
Principal Capital	Greentree	5.29% Fixed	December 2012	$ 6,600
Wachovia Securities	Maple View	5.58% Fixed	April 2013	12,448
Wachovia Securities	Maple View / Regal Showplace	5.66% Fixed	April 2013	2,457
Wachovia Securities	Regal Showplace	5.93% Fixed	April 2013	7,069
Principal Capital	Ravinia Plaza	6.08% Fixed	October 2013	10,839
TCF Bank	Marketplace at Six Corners	6.50% Fixed	September 2014	11,615
John Hancock Life Ins.	Thatcher Woods	5.83% Fixed	February 2015	13,500
Cohen Financial	Forest Lake Marketplace	5.86% Fixed	March 2015	8,500
Principal Bank	The Shoppes at Mill Creek	5.00% Fixed	May 2016	8,000
Prudential Insurance	Randall Square	4.00% Fixed	January 2019	16,500
Berkadia Commercial Mortgage	Woodfield Commons	4.75% Fixed	June 2019	17,500
Berkadia Commercial Mortgage	Cobbler Crossing	4.60% Fixed	July 2019	6,350
Midland Loan Services	Orland Park Place	5.55% Fixed	September 2021	42,280
GEMSA	Chatham Ridge	4.40% Fixed	April 2022	17,952
Total / Weighted Average		5.30% Fixed		$ 181,610

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for presentation purposes and the Company is only financially obligated for any amounts guaranteed under the loan documents as all other amounts are non-recourse and secured by the underlying property.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Venture with PGGM

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
07/01/10	INP Retail LP	Mallard Crossing Shopping Center	Elk Grove Village	IL	82,929	55%	$ 2,144	$ -
07/01/10	INP Retail LP	Shannon Square Shoppes	Arden Hills	MN	29,196	55%	1,921	-
07/01/10	INP Retail LP	Cub Foods	Arden Hills	MN	68,442	55%	4,154	-
07/01/10	INP Retail LP	Woodland Commons	Buffalo Grove	IL	170,122	55%	3,645	-
08/30/10	INP Retail LP	The Point at Clark	Chicago	IL	95,455	55%	7,013	7,865
10/25/10	INP Retail LP	Diffley Marketplace	Eagan	MN	62,656	55%	3,879	3,190
01/11/11	INP Retail LP	Joffco Square	Chicago	IL	95,204	55%	5,434	7,200
03/01/11	INP Retail LP	Byerly's Burnsville	Burnsville	MN	72,339	55%	1,881	-
03/08/11	INP Retail LP	The Shops of Plymouth Town Center	Plymouth	MN	84,003	55%	(329)	2,860
06/02/11	INP Retail LP	Red Top Plaza	Libertyville	IL	151,840	55%	4,751	6,270
06/02/11	INP Retail LP	Village Ten Shopping Center	Coon Rapids	MN	211,472	55%	2,072	4,565
09/19/11	INP Retail LP	Stuart's Crossing	St. Charles	IL	85,529	55%	(175)	3,850
09/21/11	INP Retail LP	Champlin Marketplace	Champlin	MN	88,577	55%	3,280	3,917
11/09/11	INP Retail LP	Quarry Retail	Minneapolis	MN	281,458	55%	(2,716)	8,690
11/15/11	INP Retail LP	Caton Crossings	Plainfield	IL	83,792	55%	(691)	4,235
11/18/11	INP Retail LP	Woodfield Plaza	Schaumburg	IL	177,160	55%	(5,523)	6,830
11/29/11	INP Retail LP	Brownstones Shopping Center	Brookfield	WI	137,816	55%	5,769	7,290
12/07/11	INP Retail LP	Elston Plaza	Chicago	IL	87,946	55%	5,191	5,808
12/15/11	INP Retail LP	Turfway Commons	Florence	KY	105,471	55%	3,056	3,932
02/21/12	INP Retail LP	Riverdale Commons	Coon Rapids	MN	231,753	55%	1,611	5,418
02/24/12	INP Retail LP	Silver Lake Village	St. Anthony	MN	159,303	55%	9,549	11,692
02/29/12	INP Retail LP	Stone Creek Towne Center	Cincinnati	OH	142,824	55%	8,553	10,890
04/10/12	INP Retail LP	Four Flaggs	Niles	IL	326,028	55%	10,854	7,025
04/13/12	INP Retail LP	Woodbury Commons	Woodbury	MN	116,196	55%	6,592	-
					3,147,511		$ 81,915	$ 111,527

Debt Schedule

Servicer	Property Name	Rate / Type	Maturity	Balance
Cohen Financial	Quarry Retail	5.19% Fixed	August 2012	$ 15,800
Cohen Financial	Riverdale Commons	5.19% Fixed	August 2012	9,850
Cohen Financial	Stuart's Crossing	5.27% Fixed	December 2012	7,000
Principal Capital	Diffley Marketplace	3.94% Fixed	November 2015	5,800
John Hancock Life Ins.	The Point at Clark	5.05% Fixed	September 2017	14,300
Metlife Insurance Company	Woodfield Plaza	5.05% Fixed	December 2017	12,418
John Hancock Life Ins.	Four Flaggs	7.65% Fixed	January 2018	12,773
Prudential Insurance	Brownstones Shopping Center	3.85% Fixed	January 2019	13,255
Prudential Insurance	Elston Plaza	3.85% Fixed	January 2019	10,560
Prudential Insurance	Silver Lake Village	5.85% Fixed	February 2019	21,258
Midland Loan Services	The Shops of Plymouth Town Center	5.83% Fixed	March 2021	5,200
Wachovia Securities	Joffco Square	5.84% Fixed	March 2021	13,090
Midland Loan Services	Village Ten Shopping Center	5.17% Fixed	June 2021	8,300
Midland Loan Services	Caton Crossings	5.19% Fixed	June 2021	7,700
Midland Loan Services	Red Top Plaza	5.55% Fixed	September 2021	11,400
Midland Loan Services	Champlin Marketplace	4.70% Fixed	February 2022	7,123
C-III Asset Management	Turfway Commons	5.05% Fixed	February 2022	7,150
Midland Loan Services	Stone Creek Towne Center	5.04% Fixed	March 2022	19,800
Total / Weighted Average		5.25% Fixed		$ 202,777

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for presentation purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents as all other amounts are non-recourse and secured by the underlying property.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with TMK Development

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt(1)
01/5/06	TMK/Inland Aurora	Savannah Crossing	Aurora	IL	10 Acres	40.0%	$ 2,401	$ -

Development Joint Venture with Pine Tree Institutional Realty LLC

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
09/26/07	PTI Boise, LLC	Southshore Shopping Center	Boise	ID	7 Acres	85%	$ 5,336	$ 2,295
12/21/07	PTI Westfield, LLC	Lantern Commons	Westfield	IN	64 Acres	85%	5,941	6,078
					71 Acres		$ 11,277	$ 8,373

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Inland Boise, LLC	6.00% Variable	October 2012	$ 2,700
PNC Bank	4.24% Variable	December 2012	7,150
Total / Weighted Average	4.72% Variable		$ 9,850

Development Joint Venture with Tucker Development Corporation

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
05/12/07	TDC Inland Lakemoor	Shops at Lakemoor	Lakemoor	IL	74 Acres	48%	$ -	$ 21,663

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America	3.25% Variable	October 2012	$ 22,105

1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for presentation purposes and IRC is only financially obligated for any amounts guaranteed under the loan documents as all other amounts are non-recourse and secured by the underlying property.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with Inland Private Capital Corporation ("IPCC")

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
03/16/12	IRC/IREX Venture II	Pick 'N Save	Sheboygan	WI	62,138	75%	$ 4,332	$ 4,387

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Parkway Bank & Trust	5.25% Fixed	April 2017	$ 5,850

IPCC Joint Venture Property Status

Property (2)	Location	% TIC Ownership	Pro Rata Share of Acquisition Fee	Acquisition Fee Earned for the six months ended June 30, 2012
Pharmacy Portfolio II (3)	Various	100%	$ 797	$ 60
Pick 'N Save	Sheboygan, WI	25%	292	73
			$ 1,089	$ 133

1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for presentation purposes and IRC is only financially obligated for any amounts guaranteed under the loan documents as all other amounts are non-recourse and secured by the underlying property.
2) These properties are not consolidated because upon the first sale of equity interest by the joint venture through the private placement offerings, the Company begins accounting for its equity interest under the equity method of accounting
3) The interests in the Pharmacy Portfolio II, which includes the six properties Walgreens, Normal IL, Walgreens, Spokane WA, Walgreens, Villa Rica GA, Walgreens, Waynesburg PA, Walgreens, Somerset MA, and Walgreens, Gallup NM, were sold together as a package.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets (unaudited)
(Joint ventures at 100%)

	June 30, 2012	December 31, 2011
Balance Sheet:		
Assets:		
Cash	$ 32,171	47,007
Investment in real estate	701,752	630,223
Acquired lease intangibles, net	90,666	71,955
Accounts and rents receivable	19,594	20,010
Restricted cash	15,033	13,475
Deferred costs, net	6,653	5,288
Other assets	4,611	6,491
Total assets	$ 870,480	794,449
Liabilities:		
Accounts payable and accrued expenses	$ 26,432	31,122
Acquired lease intangibles, net	24,013	17,021
Mortgage payable	422,192	394,481
Other liabilities	17,044	11,028
Total liabilities	489,681	453,652
Total equity	380,799	340,797
Total liabilities and equity	$ 870,480	794,449
Investment in and advances to unconsolidated joint ventures	$ 117,180	101,670

Unconsolidated joint ventures had mortgages payable of $422,192 and $394,481 as of June 30, 2012 and December 31, 2011, respectively. The Company’s proportionate share of these loans was $236,755 and $220,619 as of June 30, 2012 and December 31, 2011, respectively. The Company's proportionate share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for the amounts guaranteed under the loan documents.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2012
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)
(Joint ventures at 100%)

		Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Revenues:					
Rental income	$	17,871	11,398	33,945	22,366
Tenant recoveries		7,597	4,700	15,070	10,144
Other property income		125	100	185	183
Total revenues		25,593	16,198	49,200	32,693
Expenses:					
Property operating expenses		3,959	2,750	8,229	5,926
Real estate tax expense		5,934	4,066	11,576	8,073
Depreciation and amortization		11,343	6,825	21,153	13,057
Provision for impairment		-	17,387	-	17,387
General and administrative expenses		438	283	1,182	585
Total expenses		21,674	31,311	42,140	45,028
Operating income (loss)		3,919	(15,113)	7,060	(12,335)
Other income		707	520	939	868
Interest expense		(5,431)	(4,109)	(10,632)	(7,945)
Income (loss) from continuing operations	$	(805)	(18,702)	(2,633)	(19,412)
IRC's pro rata share (a)	$	756	(7,975)	789	(8,334)

(a)   IRC's pro rata share includes the amortization of certain basis differences and an elimination of IRC's pro rata share of the management fee expense.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets (unaudited)

(IRC pro rata share)

	June 30, 2012	December 31, 2011
Balance Sheet:		
Assets:		
Cash	$ 15,027	23,346
Investment in real estate	392,006	346,501
Acquired lease intangibles, net	49,753	37,007
Accounts and rents receivable	10,207	9,495
Restricted cash	4,453	3,872
Deferred costs, net	3,491	2,570
Other assets	2,087	2,328
Total assets	$ 477,024	425,119
Liabilities:		
Accounts payable and accrued expenses	$ 14,255	15,030
Acquired lease intangibles, net	13,154	8,968
Mortgage payable	236,755	220,619
Other liabilities	7,453	5,268
Total liabilities	271,617	249,885
Total equity	205,407	175,234
Total liabilities and equity	$ 477,024	425,119
Investment in and advances to unconsolidated joint ventures	$ 117,180	101,670

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2012
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)
(IRC pro rata share)

		Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Revenues:					
Rental income	$	9,498	5,604	17,747	11,322
Tenant recoveries		4,012	2,406	7,929	5,201
Other property income		66	50	96	92
Total revenues		13,576	8,060	25,772	16,615
Expenses:					
Property operating expenses		1,554	1,067	3,299	2,419
Real estate tax expense		3,158	2,084	6,105	4,139
Depreciation and amortization		6,073	3,417	11,213	6,681
Provision for impairment		-	7,824		7,824
General and administrative expenses		94	72	345	174
Total expenses		10,879	14,464	20,962	21,237
Operating income (loss)		2,697	(6,404)	4,810	(4,622)
Other income (expense)		965	464	1,528	348
Interest expense		(2,906)	(2,035)	(5,549)	(4,060)
Income (loss) from continuing operations	$	756	(7,975)	789	(8,334)

Property List

As of June 30, 2012, we owned fee simple interests in 111 investment properties, excluding unconsolidated joint ventures, comprised of 26 single-user retail properties, 45 Neighborhood Retail Centers, 13 Community Centers, 1 Lifestyle Center and 26 Power Centers. These investment properties are located in the states of Florida (1), Idaho (1), Illinois (65), Indiana (6), Kansas (1), Minnesota (18), Missouri (2), Nebraska (1), New York (1), Ohio (3), Tennessee (1), Texas (1), Utah (1), Virginia (1) and Wisconsin (8). Most tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Single-User					
10th Street Center (3) Indianapolis, IN	67,541	03/99	1991	0%	None
Bally Total Fitness St. Paul, MN	43,000	09/99	1998	100% (4)	L.A. Fitness (4)
Carmax Schaumburg, IL	93,333	12/98	1998	100%	Carmax
Carmax Tinley Park, IL	94,518	12/98	1998	100%	Carmax
Cub Foods Buffalo Grove, IL	56,192	06/99	1999	100%	Cub Foods (sublet to Great Escape)
Cub Foods Hutchinson, MN	60,208	01/03	1999	100% (4)	Cub Foods (4)
CVS Lee's Summit, MO	13,016	03/12	2008	100%	CVS
CVS McAllen, TX	13,204	03/12	2009	100%	CVS
CVS Newport News, VA	13,259	03/12	2009	100%	CVS
Disney Celebration, FL	166,131	07/02	1995	100%	Walt Disney World
Dominick's Countryside, IL	62,344	12/97	1975/2001	100%	Dominick's Finer Foods
Dominick's Schaumburg, IL	71,400	05/97	1996	100%	Dominick's Finer Foods
Food 4 Less Hammond, IN	71,313	05/99	1999	100%	Dominick's Finer Foods (sublet to Food 4 Less)
Glendale Heights Retail Glendale Heights, IL	68,879	09/97	1997	100% (4)	Dominick's Finer Foods (4)
PetSmart Gurnee, IL	25,692	04/01	1997	100%	PetSmart

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Single-User					
Pick 'N Save Waupaca, WI	63,780	03/06	2002	100%	Pick 'N Save
Rite-Aid Chattanooga, TN	10,908	05/02	1999	100%	Rite Aid
Roundy's Menomonee Falls, WI	103,611	11/10	2010	100%	Super Pick 'N Save
Staples Freeport, IL	24,049	12/98	1998	100%	Staples
Verizon Joliet, IL	4,504	05/97	1995	100%	None
Walgreens Dunkirk, NY	13,650	03/12	2008	100%	Walgreens (5)
Walgreens Jennings, MO	15,120	10/02	1996	100%	Walgreens (5)
Walgreens McPherson, KS	13,577	03/12	2009	100%	Walgreens (5)
Walgreens Milwaukee, WI	13,905	06/12	1999	100%	Walgreens (5)
Walgreens Nampa, ID	14,490	03/12	2008	100%	Walgreens (5)
Walgreens St. George, UT	14,382	03/12	2009	100%	Walgreens (5)
Neighborhood Retail Centers					
22nd Street Plaza Outlot Oakbrook Terrace, IL	9,970	11/97	1985/2004	100%	None
Aurora Commons Aurora, IL	126,908	01/97	1988	91%	Jewel Food Stores
Berwyn Plaza Berwyn, IL	15,726	05/98	1983	100%	Deal$
Big Lake Town Square Big Lake, MN	67,858	01/06	2005	100%	Coborn's Super Store
Brunswick Market Center Brunswick, OH	119,540	12/02	1997/1998	90%	Buehler's Food Markets
Butera Market Naperville, IL	67,632	03/95	1991	98%	Butera Finer Foods
Cliff Lake Centre Eagan, MN	74,182	09/99	1988	86%	None
Downers Grove Market Downers Grove, IL	103,419	03/98	1998	92%	Dominick's Finer Foods

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Neighborhood Retail Centers					
Dunkirk Square Maple Grove, MN	79,130	09/99	1998	97%	Rainbow
Eastgate Center Lombard, IL	129,101	07/98	1959/2000	75%	Schroeder's Ace Hardware Illinois Secretary of State Illinois Dept. of Employment
Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	94% (4)	Festival Foods
Elmhurst City Centre Elmhurst, IL	39,090	02/98	1994	83%	Walgreens (5)
Gateway Square Hinsdale, IL	39,710	03/99	1985	83%	None
Golf Road Plaza Niles, IL	25,992	04/97	1982	85%	None
Grand Hunt Center Outlot Gurnee, IL	21,194	12/96	1996	100%	None
Hammond Mills Hammond, IN	7,488	12/98	1998/2011	73%	None
Hartford Plaza Naperville, IL	43,762	09/95	1995	100%	The Tile Shop
Hawthorn Village Commons Vernon Hills, IL	98,806	08/96	1979	90% (4)	Dominick's Finer Foods (4) Deal$
Hickory Creek Market Place Frankfort, IL	55,831	08/99	1999	83%	None
Iroquois Center Naperville, IL	140,981	12/97	1983	76%	Planet Fitness Xilin Association Big Lots
Medina Marketplace Medina, OH	92,446	12/02	1956/2010	100%	Giant Eagle, Inc.
Mt. Pleasant Shopping Center Mt. Pleasant, WI	83,334	03/12	2011	98%	Pick 'N Save.
Mundelein Plaza Mundelein, IL	16,803	03/96	1990	100%	None
Nantucket Square Schaumburg, IL	56,981	09/95	1980	82%	Go Play
Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	82%	Food 4 Less O'Reilys Auto Parts
Oak Forest Commons III Oak Forest, IL	7,424	06/99	1999	40%	None
Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	85%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Neighborhood Retail Centers					
Orland Greens Orland Park, IL	45,031	09/98	1984	91% (4)	Dollar Tree Spree Look Good, Do Good
Park Square Brooklyn Park, MN	136,664	08/02	1986/1988/ 2006	100%	Rainbow Planet Fitness
Park St. Claire Schaumburg, IL	11,859	12/96	1994	100%	None
Plymouth Collection Plymouth, MN	45,915	01/99	1999	100%	Golf Galaxy
Quarry Outlot Hodgkins, IL	9,650	12/96	1996	100%	None
River Square Naperville, IL	58,260	06/97	1988/2000	91%	None
Rose Plaza Elmwood Park, IL	24,204	11/98	1997	100%	Binny's Beverage Depot
Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	80%	JoAnn Stores
Shingle Creek Center Brooklyn Center, MN	39,456	09/99	1986	86%	None
Six Corners Plaza Chicago, IL	80,596	10/96	1966/2005	99%	L.A. Fitness Conway
St. James Crossing Westmont, IL	49,994	03/98	1990	58%	None
The Shops at Cooper's Grove Country Club Hills, IL	72,518	01/98	1991	16%	None
Townes Crossing Oswego, IL	105,989	08/02	1988	90%	Jewel Food Stores
Wauconda Crossings Wauconda, IL	90,167	08/06	1997	97% (4)	Dominick's Finer Foods (4) Walgreens
Wauconda Shopping Center Wauconda, IL	34,137	05/98	1988	79%	Dollar Tree
Westriver Crossings Joliet, IL	32,452	08/99	1999	72%	None
Winnetka Commons New Hope, MN	42,415	07/98	1990	87%	Walgreens (sublet to Frattalone's Hardware)
Woodland Heights Streamwood, IL	120,436	06/98	1956/1997	93%	Jewel Food Stores U.S. Postal Service

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Community Centers					
Apache Shoppes Rochester, MN	60,780	12/06	2005/2006	98%	Trader Joe's Chuck E. Cheese
Bergen Plaza Oakdale, MN	257,952	04/98	1978	91%	K-Mart Rainbow Dollar Tree
Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	99%	Dress Barn Barnes & Noble Buy Buy Baby
Burnsville Crossing Burnsville, MN	97,210	09/99	1989/2010	93%	PetSmart Becker Furniture World
Chestnut Court Darien, IL	169,915	03/98	1987/2009	81% (4)	Office Depot (4) X-Sport Gym Tuesday Morning JoAnn Stores Oakridge Hobbies & Toys
Lake Park Michigan City, IN	114,867	02/98	1990	87%	Jo Ann Stores Hobby Lobby Factory Card Outlet
Mosaic Crossing (f/k/a Oliver Square) West Chicago, IL	77,637	01/98	1990	0%	None
Orchard Crossing Ft. Wayne, IN	118,244	04/07	2008	85%	Gordman's Dollar Tree
Park Center Tinley Park, IL	128,390	12/98	1988	75%	Charter Fitness Chuck E. Cheese Old Country Buffet Sears Outlet
Skokie Fashion Square Skokie, IL	84,857	12/97	1984/2010	96%	Ross Dress for Less Produce World
Skokie Fashion Square II Skokie, IL	7,151	11/04	1984/2010	100%	None
The Plaza Brookfield, WI	107,952	02/99	1985	88%	CVS Guitar Center Hooters of America Stan's Bootery
Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	69%	Marshall's

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Power Centers					
Baytowne Shoppes/Square Champaign, IL	118,305	02/99	1993	100%	Staples PetSmart Party City Citi Trends Ulta
Bradley Commons Bourbonnais, IL	174,348	11/11	2007/2011	93%	Shoe Carnival Ulta Bed, Bath & Beyond Dick's Sporting Goods Petco
Crystal Point Crystal Lake, IL	357,914	07/04	1976/1998	95% (4)	Best Buy K-Mart Bed, Bath & Beyond The Sports Authority Cost Plus Ross Dress for Less The Fresh Market
Deertrace Kohler Kohler, WI	149,924	07/02	2000	85%	Elder Beerman TJ Maxx Dollar Tree Ulta
Deertrace Kohler II Kohler, WI	24,292	08/04	2003/2004	100%	None
Joliet Commons Joliet, IL	158,853	10/98	1995	94%	Cinemark PetSmart Barnes & Noble Old Navy Party City Jo Ann Stores Buffet City
Joliet Commons Phase II Joliet, IL	40,395	02/00	1999	100%	Office Max
Lansing Square Lansing, IL	233,508	12/96	1991	5%	None
Mankato Heights Plaza Mankato, MN	155,173	04/03	2002	89%	TJ Maxx Michael's Old Navy Pier 1 Imports Petco Famous Footwear

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Power Centers					
Maple Park Place Bolingbrook, IL	214,455	01/97	1992/2004	96% (4)	X-Sport Gym Office Depot (4) The Sports Authority Best Buy Ross Dress for Less
Naper West Naperville, IL	214,109	12/97	1985/2009	92%	Barrett's Home Theater Store JoAnn Stores Sears Outlet Ross Dress for Less
Orland Park Place Outlots Orland Park, IL	11,900	08/07	2007	100%	Olympic Flame
Orland Park Place Outlots II Orland Park, IL	22,966	04/12	2007	100%	None
Park Avenue Centre Highland Park, IL	64,943	06/97	1996/2005	100%	Staples TREK Bicycle Store Illinois Bone and Joint
Park Place Plaza St. Louis Park, MN	88,999	09/99	1997/2006	100%	Office Max PetSmart
Pine Tree Plaza Janesville, WI	187,413	10/99	1998	98%	Gander Mountain TJ Maxx Staples Michaels Old Navy Petco Famous Footwear
Rivertree Court Vernon Hills, IL	308,412	07/97	1988/2011	91%	Best Buy Discovery Clothing Office Depot TJ Maxx Michaels Ulta Old Country Buffet Harlem Furniture Gordman's
Rochester Marketplace Rochester, MN	70,213	09/03	2001/2003	95%	Staples PetSmart
Salem Square Countryside, IL	116,992	08/96	1973/1985/ 2009	100%	TJ Maxx Marshall's
Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	100%	Ashley Furniture DSW Shoe Warehouse Casual Male

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Power Centers					
Shakopee Outlot Shakopee, MN	12,285	03/06	2007	85%	None
Shakopee Valley Marketplace Shakopee, MN	146,362	12/02	2000/2001	100%	Kohl's Office Max
Shoppes at Grayhawk Omaha, NE	81,000	02/06	2001/2004	85%	Michael's
The Shops at Orchard Place Skokie, IL	159,091	12/02	2000	99% (4)	Best Buy DSW Shoe Warehouse Ulta Pier 1 Imports Petco Walter E Smithe Party City
University Crossings Mishawaka, IN	111,651	10/03	2003	97%	Marshall's Petco Dollar Tree Pier 1 Imports Ross Medical Education Center Babies 'R' Us
Westgate Fairview Park, OH	241,901	03/12	2007	86% (4)	Books-A-Million Petco Marshall's Earth Fare
Lifestyle Centers					
Algonquin Commons Algonquin, IL	562,429	02/06	2004/2005	87%	PetSmart Office Max Pottery Barn Old Navy DSW Show Warehouse Discovery Clothing Dick's Sporting Goods Trader Joe's Ulta Charming Charlie Ross Dress for Less Gordman's
Total	9,508,720			88%	

As of June 30, 2012, we owned fee simple interests in 38 investment properties through our unconsolidated joint ventures, comprised of 2 single user retail properties, 16 Neighborhood Retail Centers, 10 Community Centers and 10 Power Centers. These investment properties are located in the states of Illinois (21), Kentucky (1), Minnesota (12), Ohio (1) and Wisconsin (3). Most tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Single User					
Cub Foods Arden Hills, MN	68,442	03/04	2003	100%	Cub Foods
Pick 'N Save Sheboygan, WI	62,138	03/12	2010	100%	Pick 'N Save
Neighborhood Retail Centers					
Byerly's Burnsville Burnsville, MN	72,339	09/99	1988	98%	Byerly's Food Store Erik's Bike Shop
Caton Crossings Plainfield, IL	83,792	06/03	1998	95%	Strack & Van Til
Champlin Marketplace Champlin, MN	88,577	09/11	1999/2005	89%	Cub Foods
Cobbler Crossing Elgin, IL	102,643	05/97	1993	91%	Jewel Food Stores
Diffley Marketplace Eagan, MN	62,656	10/10	2008	98%	Cub Foods
Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	95%	Cub Foods
Mallard Crossing Shopping Center Elk Grove Village, IL	82,929	05/97	1993	94%	Food 4 Less
Maple View Grayslake, IL	105,642	03/05	2000/2005	85%	Jewel Food Stores
Marketplace at Six Corners Chicago, IL	116,975	11/98	1997	100%	Jewel Food Stores Marshall's
Ravinia Plaza Orland Park, IL	101,384	11/06	1990	63%	Pier 1 Imports House of Brides
Red Top Plaza Libertyville, IL	151,840	06/11	1981/2008	87%	Jewel Food Stores
Regal Showplace Crystal Lake, IL	96,928	03/05	1998	98%	Regal Cinemas
Shannon Square Shoppes Arden Hills, MN	29,196	06/04	2003	100% (4)	None
Stuart's Crossing St. Charles, IL	85,529	08/98	1999	98%	Jewel Food Stores

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Neighborhood Retail Centers					
The Shoppes at Mill Creek Palos Park, IL	102,422	03/98	1989	93%	Jewel Food Stores
The Shops of Plymouth Town Center Plymouth, MN	84,003	03/99	1991	100%	The Foursome, Inc. Cub Foods
Community Centers					
Brownstones Shopping Center Brookfield, WI	137,816	11/11	1989/2009	97% (4)	Metro Market TJ Maxx
Chatham Ridge Chicago, IL	175,991	02/00	1999	98%	Food 4 Less Marshall's L.A. Fitness
Elston Plaza Chicago, IL	87,946	12/11	1983/2010	90%	Jewel Food Stores O'Reilly Auto Parts
Four Flaggs Niles, IL	326,028	11/02	1973/1998/ 2010	100%	Jewel Food Stores Party City Marshall's PetSmart Office Depot Old Navy Global Rehabilitation Ashley Furniture Sears Outlet JoAnn Stores Shoe Carnival
Greentree Centre & Outlot Racine, WI	169,268	02/05	1990/1993	94%	Pick 'N Save K - Mart
Quarry Retail Minneapolis, MN	281,458	09/99	1997	94%	Home Depot Rainbow PetSmart Office Max Party City
Thatcher Woods Center River Grove, IL	188,213	04/02	1969/1999	98% (4)	Walgreens Conway Hanging Garden Banquet Binny's Beverage Depot Dominick's Finer Foods Sears Outlet
Village Ten Shopping Center Coon Rapids, MN	211,472	08/03	2002	98% (4)	Dollar Tree Life Time Fitness Cub Foods
Woodbury Commons Woodbury, MN	116,196	02/12	1992/2004	66%	Hancock Fabrics Schuler Shoes Dollar Tree
Woodland Commons Buffalo Grove, IL	170,122	02/99	1991	98%	Dominick's Finer Foods Jewish Community Center

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Power Centers					
Joffco Square Chicago, IL	95,204	01/11	2008	83%	Bed, Bath & Beyond Best Buy
Orland Park Place Orland Park, IL	592,445	04/05	1980/1999	100%	K & G Superstore Old Navy Stein Mart Tiger Direct Barnes & Noble DSW Shoe Warehouse Bed, Bath & Beyond Binny's Beverage Depot Office Depot Nordstrom Rack Dick's Sporting Goods Marshall's Buy Buy Baby HH Gregg Ross Dress for Less
Randall Square Geneva, IL	216,485	05/99	1999	94% (4)	Marshall's Bed, Bath & Beyond PetSmart Michael's Party City Old Navy
Riverdale Commons Coon Rapids, MN	231,753	09/99	1999	99%	Rainbow The Sports Authority Office Max Petco Party City Home Goods Michael's
Silver Lake Village St. Anthony, MN	159,303	02/12	1991	87%	North Memorial Healthcare Cub Foods
Stone Creek Towne Center Cincinnati, OH	142,824	02/12	2008	98%	Bed, Bath & Beyond Best Buy Old Navy
The Point at Clark Chicago, IL	95,455	06/10	1996	100% (4)	DSW Shoe Warehouse Marshall's Michael's
Turfway Commons Florence, KY	105,471	12/11	1993/2007	94%	Babies 'R' Us Half Price Books Guitar Center Michael's
Woodfield Commons E/W Schaumburg, IL	207,452	10/98	1973/1975/ 1997/2007	95%	Toys R Us Harlem Furniture Discovery Clothing REI Hobby Lobby

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2012

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Power Centers					
Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	95%	Kohl's Barnes & Noble Buy Buy Baby Joseph A. Banks Clothiers (sublet to David's Bridal) Tuesday Morning
Total	5,479,350			95%	
Total/Weighted Average	14,988,070			90%	

(1) Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased excluding tenants in their abatement period.

(2) Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(3) As of May 31, 2012 this property was held for sale.

(4) Tenant has vacated their space but is still contractually obligated under their lease to pay rent.

(5) Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.